Exhibit 99.1

ECOPETROL S.A.

Unaudited interim condensed consolidated
financial statements

September 30, 2023

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of financial position

		September 30,	December 31,
	Note	2023	2022
		(Unaudited)
Current Assets
Cash and cash equivalents	6	12,070,744	15,401,058
Trade and other receivables	7	37,580,673	39,224,999
Inventories	8	11,356,473	11,880,034
Other financial assets	9	1,752,234	1,162,127
Tax assets		7,974,934	6,784,392
Other assets	11	3,169,764	2,778,480
		73,904,822	77,231,090
Assets held for sale		29,519	45,755
Total current assets		73,934,341	77,276,845
Non–current assets
Trade and other receivables	7	30,056,323	32,155,205
Other financial assets	9	391,281	1,563,744
Investments in associates and joint ventures	12	8,685,038	9,496,600
Property, plant, and equipment	13	95,437,342	100,997,498
Natural and environmental resources	14	43,985,932	42,323,610
Right-of-use-assets	15	589,081	627,813
Intangibles	16	15,560,161	18,146,605
Tax assets		7,552,601	13,401,050
Goodwill	18	4,964,720	5,350,114
Other assets	11	1,620,593	1,453,347
Total non–current assets		208,843,072	225,515,586
Total assets		282,777,413	302,792,431
Liabilities
Current liabilities
Loans and borrowings	19	17,616,493	22,198,583
Trade and other payables	20	23,766,756	19,937,704
Provisions for employee benefits	21	2,822,786	2,753,697
Tax liabilities		2,984,097	7,630,901
Accrued liabilities and provisions	22	1,043,342	1,533,136
Other liabilities		2,163,122	2,728,317
Total current liabilities		50,396,596	56,782,338
Non–current liabilities
Loans and borrowings	19	92,112,183	92,936,256
Trade and other payables	20	47,047	57,056
Provisions for employee benefits	21	9,498,368	10,211,542
Tax liabilities		14,099,000	15,275,644
Accrued liabilities and provisions	22	11,532,712	11,223,358
Other liabilities		3,166,872	2,403,148
Total non–current liabilities		130,456,182	132,107,004
Total liabilities		180,852,778	188,889,342
Equity
Subscribed and paid in capital	23.1	25,040,067	25,040,067
Additional paid-in capital	23.2	6,607,699	6,607,699
Reserves	23.3	17,922,725	8,898,633
Other comprehensive income	23.5	12,612,959	15,796,719
Retained earnings		14,043,195	29,811,809
Equity attributable to the Company’s shareholders		76,226,645	86,154,927
Non–controlling interest		25,697,990	27,748,162
Total equity		101,924,635	113,903,089
Total liabilities and equity		282,777,413	302,792,431

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos, except for the earnings per share, expressed in Colombian pesos)

Interim condensed consolidated statement of profit or loss

		Nine-month period ended
		September 30,
	Note	2023	2022

		(Unaudited)
Revenue from contracts with customers	24	108,391,346	119,898,794
Cost of sales	25	(64,871,173)	(65,458,241)
Gross profit		43,520,173	54,440,553

Administration expenses	26	(3,360,989)	(2,844,627)
Operation and project expenses	26	(3,915,872)	(2,833,523)
Impairment of non-current assets	17	(11,125)	(5,516)
Other operating expenses	27	(89,688)	(302,671)
Operating income		36,142,499	48,454,216
Financial results	28
Financial income		1,784,771	887,398
Financial expenses		(7,770,455)	(5,875,877)
Foreign exchange gain (loss)		1,806,158	(377,527)
		(4,179,526)	(5,366,006)

Share of profits of associates and joint ventures	12	606,332	656,680
Profit before income tax expense		32,569,305	43,744,890

Income tax expense	10	(11,476,872)	(16,214,065)
Net profit for the period		21,092,433	27,530,825

Net profit attributable to:
Owners of parent		17,637,678	24,770,909
Non–controlling interest		3,454,755	2,759,916
		21,092,433	27,530,825
Basic and diluted earnings per share (Colombian pesos)		429.0	602.5

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of comprehensive income

		Nine-month period ended
		September 30,
	Note	2023	2022

		(Unaudited)
Net profit for the period		21,092,433	27,530,825
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss (net of tax):
Unrealized gain (loss) on hedges:
Cash flow hedge for future exports		2,278,515	(1,594,964)
Hedge of a net investment in a foreign operation		4,360,142	(3,643,730)
Cash flow hedge with derivative instruments		125,505	41,885
Financial instruments measured at fair value		(1,704)	(1,478)
Foreign currency translation		(13,751,843)	10,991,556
		(6,989,385)	5,793,269
Items that will not be reclassified subsequently to profit or loss (net of tax):
Actuarial (loss) gain		642,747	(1,040,172)
		642,747	(1,040,172)
Other comprehensive income, net of tax		(6,346,638)	4,753,097
Total comprehensive income, net of tax		14,745,795	32,283,922

Comprehensive income attributable to:
Owners of the parent		14,453,919	26,947,470
Non–controlling interest		291,876	5,336,452
		14,745,795	32,283,922

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of changes in equity

							Equity
		Subscribed	Additional		Other		attributable to	Non–
		and paid–in	paid–in		comprehensive	Retained	Company’s	controlling	Total
	Note	capital	capital	Reserves	income	earnings	shareholders	interest	Equity
Balance as of December 31, 2022		25,040,067	6,607,699	8,898,633	15,796,719	29,811,809	86,154,927	27,748,162	113,903,089
Net profit		—	—	—	—	17,637,678	17,637,678	3,454,755	21,092,433
Release of reserves	23.3	—	—	(2,491,377)	—	2,491,377	—	—	—
Dividends declared	23.4	—	—	—	—	(24,382,200)	(24,382,200)	(2,317,979)	(26,700,179)
Capital restitution		—	—	—	—	—	—	(24,070)	(24,070)
Appropriation of reserves
Legal	23.3	—	—	3,340,629	—	(3,340,629)	—	—	—
Fiscal and statutory	23.3	—	—	509,082	—	(509,082)	—	—	—
Occasional	23.3	—	—	7,665,758	—	(7,665,758)	—	—	—
Gain (loss) on hedging instruments:
Cash flow hedge for future exports		—	—	—	2,279,981	—	2,279,981	(1,466)	2,278,515
Hedge of a net investment in a foreign operation		—	—	—	4,238,853	—	4,238,853	121,289	4,360,142
Cash flow hedge with derivative instruments		—	—	—	96,137	—	96,137	29,368	125,505
Financial instruments measured at fair value		—	—	—	(1,704)	—	(1,704)	—	(1,704)
Foreign currency translation		—	—	—	(10,448,473)	—	(10,448,473)	(3,303,370)	(13,751,843)
Actuarial gains (loss)		—	—	—	651,446	—	651,446	(8,699)	642,747
Balance as of September 30, 2023 (Unaudited)		25,040,067	6,607,699	17,922,725	12,612,959	14,043,195	76,226,645	25,697,990	101,924,635

Balance as of January 1, 2022		25,040,067	6,607,699	10,624,229	11,357,894	14,859,658	68,489,547	22,094,225	90,583,772
Adoption of new standards		—	—	—	—	42,054	42,054	—	42,054
Balance as of January 1, 2022, after adoption (Unaudited)		25,040,067	6,607,699	10,624,229	11,357,894	14,901,712	68,531,601	22,094,225	90,625,826
Net profit		—	—	—	—	24,770,909	24,770,909	2,759,916	27,530,825
Release of reserves	23.3	—	—	(5,886,441)	—	5,886,441	—	—	—
Dividends declared	23.4	—	—	(6,907,605)	—	(11,512,675)	(18,420,280)	(1,476,010)	(19,896,290)
Business combination		—	—	—	—	—	—	(238,839)	(238,839)
Restitution of capital and reserves		—	—	—	—	—	—	(84,822)	(84,822)
Appropriation of reserves
Legal		—	—	1,669,468	—	(1,669,468)	—	—	—
Fiscal and statutory		—	—	509,082	—	(509,082)	—	—	—
Occasional		—	—	8,889,900	—	(8,889,900)	—	—	—
(Loss) gains on hedging instruments:
Cash flow hedge for future exports		—	—	—	(1,594,964)	—	(1,594,964)	—	(1,594,964)
Hedge of a net investment in a foreign operation		—	—	—	(3,555,396)	—	(3,555,396)	(88,334)	(3,643,730)
Cash flow hedge with derivative instruments		—	—	—	40,815	—	40,815	1,070	41,885
Financial instruments measured at fair value		—	—	—	(1,409)	—	(1,409)	(69)	(1,478)
Foreign currency translation		—	—	—	8,325,557	—	8,325,557	2,665,999	10,991,556
Actuarial loss		—	—	—	(1,038,042)	—	(1,038,042)	(2,130)	(1,040,172)
Balance as of September 30, 2022 (Unaudited)		25,040,067	6,607,699	8,898,633	13,534,455	22,977,937	77,058,791	25,631,006	102,689,797

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

(Figures expressed in millions of Colombian pesos)

Interim condensed consolidated statement of cash flows

		Nine-month period ended
		September 30,
	Note	2023	2022

		(Unaudited)
Cash flows provided by operating activities:
Net profit for the period		21,092,433	27,530,825
Adjustments to reconcile net income to net cash provided by operating activities:
Income taxes	10	11,476,872	16,214,065
Depreciation, depletion, and amortization	13-14-15-16	10,063,244	8,756,826
Foreign exchange (gain) loss	28	(1,806,158)	377,527
Finance cost of loans and borrowings	28	5,151,076	3,886,375
Finance cost of post–employment benefits and abandonment costs	28	1,657,833	1,559,080
Disposal of exploratory assets and dry wells	14	975,965	436,980
(Gain) loss on sale or disposal of non-current assets		(255,104)	299,059
Impairment of non-current assets	17	11,125	5,516
Impairment of current assets	27	59,468	46,434
Gain on fair value of financial assets		(165,399)	(179,547)
Gain on hedging transactions with derivatives		2,248	32,037
Share of profit of associates and joint ventures	12	(606,332)	(656,680)
Loss (gain) on disposal of assets held for sale		13,792	(266,339)
Loss (gain) on hedge ineffectiveness	29.3	18,998	(949)
Realized loss on foreign exchange cash flow hedges	24	480,232	576,875
Provision expenses	22	402,512	346,988

Net change in operational assets and liabilities:
Trade and other receivables		(20,338,325)	(21,799,875)
Inventories		(89,044)	(1,883,511)
Trade and other payables		(1,237,154)	(526,781)
Tax assets and liabilities		(6,713,428)	(1,675,196)
Provisions for employee benefits		(394,202)	(244,825)
Provisions and contingencies		(881,130)	(563,492)
Other assets and liabilities		53,076	(389,978)
		18,972,598	31,881,414
Income tax paid		(9,573,747)	(7,006,077)
Net cash provided by operating activities		9,398,851	24,875,337

Cash flow from investing activities:
Investment in joint ventures		—	(209,658)
Investment in property, plant, and equipment	13	(6,091,965)	(5,259,905)
Investment in natural and environmental resources	14	(10,298,102)	(7,472,555)
Acquisitions of intangibles	16	(476,413)	(701,997)
Proceeds from the sale of other financial assets		1,003,102	393,099
Interests received	28	1,378,145	612,914
Dividends received		276,362	1,179,338
Proceeds from sales of non-current assets		751,171	402,373
Net cash used in investment activities		(13,457,700)	(11,056,391)

Cash flow provided (used) in financing activities:
Proceeds obtained from loans and borrowings	19.1	28,862,692	10,458,560
Payments of loans and borrowings	19.1	(18,196,512)	(11,614,789)
Interest payments		(4,728,230)	(3,648,611)
Lease payments (principal and interests)	15	(380,888)	(311,696)
Capital restitution		(24,070)	(14,825)
Dividends paid	23.4	(3,859,661)	(11,186,951)
Net cash used in financing activities		1,673,331	(16,318,312)
Exchange difference in cash and cash equivalents		(944,796)	867,208
Net decrease in cash and cash equivalents		(3,330,314)	(1,632,158)
Cash and cash equivalent at the beginning of the period		15,401,058	14,549,906
Cash and cash equivalent at the end of the period	6	12,070,744	12,917,748

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

1.Reporting entity

Ecopetrol S.A. is a mixed economy company, with a commercial nature, formed in 1948 in Bogotá – Colombia, headquarters of the Ecopetrol Business Group (collectively called “Ecopetrol Business Group”); which is dedicated to commercial or industrial activities related to the exploration, exploitation, refining, transportation, storage, distribution and marketing of hydrocarbons, their derivatives and products, as well as the electric power transmission services, design, development, construction, operation and maintenance of road and energy infrastructure projects and the provision of information technology and telecommunications services.

An 11.51% of Ecopetrol S.A.’s shares are publicly traded on the Stock Exchanges of Colombia and New York, USA. The remaining shares (88.49% of the total outstanding shares) are owned by the Colombian Ministry of Finance and Public Credit.

The address of the main office of Ecopetrol S.A. is Bogotá – Colombia, Carrera 13 No. 36 – 24.

2.Basis of presentation

2.1	Statement of compliance and authorization of financial statements

The financial information contained in this report has been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements are unaudited and in the management opinion, include all necessary adjustments for a fair presentation of the results of each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and notes for the year ended 31 December 2022 included in Form 20-F 2022.

Ecopetrol Business Group prepares its consolidated financial statements included within Form 20-F based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in Form 20-F 2023 which are the same as those used in the previous year.

These interim condensed consolidated financial statements were approved by the Company’s Ecopetrol Board of Directors on December 15, 2023.

2.2Basis of consolidation

The interim condensed consolidated financial statements were prepared by consolidating all the subsidiary companies described in Exhibits 1 and 2, in which Ecopetrol exercises, directly or indirectly, control, according to IFRS 10.5 and 10.7.

Subsidiaries are consolidated from the date control is obtained until the date control ceases.

All intercompany assets and liabilities, equity, income, expenses, and cash flows related to transactions between Group companies were eliminated in consolidation. Unrealized profits and losses are also eliminated. Non-controlling interest represents the portion of profit, other comprehensive income and net assets in subsidiaries that are not attributable to Ecopetrol shareholders.

The interim condensed consolidated financial statements were prepared on the basis that it will continue to operate as a going concern.

All business combinations are recognized using the acquisition method.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The following were the changes in the Group:

2023

-

On March 17, 2023, the Company concluded with process of establishing a new company called Econova Technology & Innovation, S.L., domiciled in Spain, was concluded. Its main corporate purpose is related to science, technology, and innovation (CT+i) activities. Ecopetrol S.A. is the direct owner of 100% of the capital shares, subscribed according to the regulatory requirements in Spain.

-	Concentra Inteligencia en Energía S.A.S is in the liquidation process in accordance with the decision made at the Concentra General Shareholders’ Meeting.

2.3Reclassification

For presentation purposes, the Ecopetrol Business Group reclassified some items in the comparative figures as of September 30, 2022. They had no impact on the items of the statement of financial position, profits and losses, comprehensive income, and changes in equity. The reclassifications are presented in the statement of cash flows, note 28 - Financial results and note 31.2 - Revenue from contract with customers.

3.Material accounting judgments and estimates

The preparation of the consolidated financial statements requires that the Company’s Management make judgments, estimates and assumptions to quantify some of the assets, liabilities, income, expenses, and commitments recognized in the consolidated financial statements and their disclosures. These estimates have been made based on the best information available on the facts analyzed, management experience and other factors at the date of preparation of the financial statements. Uncertainty about assumptions and estimates could result in future material changes affecting the value of assets or liabilities. Changes in these estimates are recognized prospectively in the period in which they are reviewed.

As of the date of this report, there have been no changes in the material accounting estimates and judgments used in the preparation of the financial statements as of December 31, 2022.

4.Accounting policies

The Group’s main accounting policies are described in the consolidated financial statements as of December 31, 2022, and for the year then ended, and they have been applied consistently for the period comprising these interim condensed consolidated financial statements, except for the adoption of new standards effective as of January 1, 2022.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annuals, and therefore should be read in conjunction with the consolidated financial statements as of December 31, 2022.

5.New standards

5.1New standards adopted by the Group, effective as of January 1, 2023

The IASB issued amendments to the following standards, with an effective date on January 1, 2023, or later periods:

●	Amendment to IAS 1 - Classifications of liabilities as current or non-current, modifies the requirement to classify a liability as current, by establishing that a liability is classified as current when it does not have the right at the end of the reporting period to defer the liquidation of the liability during, at least, the twelve months following the date of the reporting period. This amendment is effective since January 1, 2023. In addition, on October 31, 2022, IASB issued an amendment on non-current liabilities with agreed conditions and modified the effective date to January 1, 2024.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

●	Modifications to IFRS 1: The amendment permits a subsidiary that elects to apply paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported in the parent’s consolidated financial statements, based on the parent’s date of transition to IFRS, if no adjustments were made for consolidation procedures and for the effects of the business combination in which the parent acquired the subsidiary. This amendment is also applied to an associate or joint venture that elects to apply paragraph D16(a) of IFRS 1.
●	IFRS 3 - Business combinations: in which they update a reference from the standard to the Conceptual Framework. The amendments are intended to replace the reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, by the reference to the Conceptual Framework for Financial Information, issued in March 2018, without significantly changing its requirements. The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately.

At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets are not affected by the replace of Framework in the presentation of Financial Statements.

●	Modifications to IFRS 9, IAS 39, and IFRS 7: Reform of reference interest rates. The amendments provide several exemptions that apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainty about the timing and/or amount of the cash flows based on benchmarks of the hedged item or hedging instrument.
●	IAS 12 Amendment: The IASB issued the amendment in May 2023, which provides to the companies a temporary exemption from accounting of deferred taxes arising from the international tax reform of the Organization for Economic Co-operation and Development (OECD), which published the rules to ensure that large multinational companies would be subject to a minimum tax rate of 15%. This amendment is in process of analyzing its impacts within the Company.
●	Amendments to IAS 1 – Presentation of financial statements. Companies must disclose material information about their accounting policies and apply the concept of materiality to accounting policy disclosures. The amendments clarify the following points:
-	The word “significant” is changed to “material or relative importance”.
-	The accounting policies that must be disclosed in the notes to the financial statements are clarified, “an entity will disclose information about its material or relative importance accounting policies.”
-	It is clarified when an accounting policy is considered material or relatively important.
-	Adds the following paragraph: “Information on accounting policies that focuses on how an entity has applied the requirements of IFRS to its own circumstances provides specific information about the entity that is more useful to users of financial statements than standardized information or information that only doubles or summarizes the requirements of IFRS standards”.
●	Amendments to IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors. They clarify how companies should distinguish changes in accounting policies from changes in accounting estimates. The amendment was published by the IASB in February 2021 and clearly defines an accounting estimate to distinguish it from an accounting policy: “Accounting estimates are monetary amounts, in financial statements, that are subject to measurement uncertainty”.

It mentions “an accounting policy could require that elements of the financial statements be measured in a way that entails measurement uncertainty—that is, the accounting policy could require that these elements be measured by monetary amounts that cannot be directly observed and they must be estimated. In this case, an entity develops an accounting estimate to achieve the objective established by the accounting policy.

●	Amendments to IAS 12 Deferred taxes related to assets and liabilities that are recognized in a single transaction. The purpose of the amendments is to reduce diversity in the reporting of deferred taxes on leases and decommissioning obligations.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The amendment allows the recognition of a deferred tax liability or asset that has arisen in a transaction that is not a business combination, in the initial recognition of an asset or liability that, at the time of the transaction, does not give rise to taxable temporary differences and deductibles in the same amount.

●	Amendment IAS 7 - Cash Flow Statement and IFRS 7 - Financial instruments: Disclosures. The IASB issued the amendment on disclosure requirements to improve the transparency of suppliers financing arrangements and their effects on a company’s liabilities, cash flows and liquidity risk exposure. The Amendment applies to annual periods beginning on January 1, 2024.
●	Amendment IAS 21 - Effects of Variations in Foreign Currency Exchange Rates. The Amendment establishes criteria that allows assessing whether a currency is interchangeable and knowing when it is not. Thus, it will be possible to determine the exchange rate to be used and the disclosures to be provided. The Amendment applies to annual periods beginning on January 1, 2025.

5.2New standards issued but not yet adopted.

IFRS 17 - Insurance Contracts, provides a new general model for accounting for contracts by combining a measurement of the current balance of insurance contracts with the recognition of earnings during the period in which the services are rendered. The standard’s general model requires that insurance contract liabilities be measured using current weighted probability estimates of future cash flows, a risk adjustment, and a contractual service margin that represents the expected gain from fulfilling the contracts. The effects of changes in the estimates of future cash flows and the risk adjustment related to future services are recognized during the period in which the services are rendered and not immediately in profit loss statement.

IFRS 17 replaces IFRS 4 - Insurance Contracts and will be effective for the subsidiaries Black Gold Re and Linear Systems Re Ltd for the financial reporting period beginning January 1, 2023. The assessment of the impact of IFRS 17 is in an implementation phase and a significant effect on the Group’s consolidated financial statements is not expected given that most of the insurance contracts are short-term and would be managed by the PPA methodology - Simplified allocation of premiums.

5.3New standards issued by the ISSB that with effect in future periods.

The International Sustainability Standards Committee, in September 2023 issued the first international sustainability and climate standards: IFRS S1 General Requirements for the Information to be Disclosed on Sustainability related to Financial Information and IFRS S2 Weather-related Disclosures. The purpose of these standards is for entities to disclose information about their risks and opportunities related to sustainability and climate that is useful to the primary users of financial information for decision-making. An entity will apply these standards for reports for annual periods beginning on or after January 1, 2024. The Ecopetrol Business Group is currently assessing the corresponding regulations and the methodology for their implementation.

Ecopetrol Business Group is constantly monitoring changes in local accounting regulations to assess the possible impacts that the new standards issued by the international organization may generate in their adoption in Colombia.

6.Cash and cash equivalents

	September 30,	December 31,
	2023	2022
	(Unaudited)
Banks and corporations	7,151,034	9,491,029
Short–term investments	4,918,167	5,907,785
Cash	1,543	2,244
	12,070,744	15,401,058

As of September 30, 2023, the balance of cash and cash equivalents includes $1,844,980 ($2,067,279 as of December 31, 2022) of restricted cash in: a) Interconexión Eléctrica S.A. E.S.P. for $1,767,893 ($1,987,409 as of December 31, 2022), b) Oleoducto

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Bicentenario for $76,205 ($79,870 as of December 31, 2022), and c) other companies for $882, to be used in the next 12 months, exclusively to guarantee debt service (payment of principal and interest).

The fair value of cash and equivalents is close to its book value due to its short-term nature (less than three months) and its high liquidity. Cash equivalents are convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

7.Trade and other receivables

	September 30,	December 31,
	2023	2022
	(Unaudited)
Current
Fuel Price stabilization fund (1)	25,692,997	26,296,870
Concessions (2)	4,495,993	5,194,909
Customers
Domestic	2,788,212	3,268,944
Foreign	3,528,244	3,065,207
Related parties (Note 30)	152,562	110,408
Accounts receivable from employees	89,639	115,922
Industrial services	55,797	70,762
Other	777,229	1,101,977
	37,580,673	39,224,999
Non–current
Concessions (2)	26,533,437	28,647,390
Customers
Foreign	184,965	185,331
Domestic	72,001	72,985
Accounts receivable from employees	581,185	498,415
Related parties (Note 30)	130,306	335
Other (3)	2,554,429	2,750,749
	30,056,323	32,155,205
(1)	Corresponds to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of motor gasoline current and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of September 2023, Ecopetrol S.A. offset this account receivable by $16,415,907 (2022: $6,788,385) with the dividends payable to the Ministry of Finance and Public Credit. This transaction was treated as a non-cash transaction for the purpose of the cash flow statement.
(2)	Includes concessions and roads. Corresponds to accounts receivable for concessions acquired for public electric power transportation services and for public road transportation service.
(3)	Corresponds mainly to accounts receivable from the Government of Brazil for employee benefits governed by Law 4819 of 1958 to ISA CTEEP, and crude loan agreements of Ecopetrol Business Group for transportation systems. The gross value of these accounts receivable is $2,291,892 (2022: $2,481,530) and the provision for expected losses established, included in the provision line for expected credit losses, is $417,920 (2022: $475,936), for a net book value of $1,873,972 (2022: $2,005,594). The administration monitors the progress and developments related to the legal aspect of the matter and continuously evaluates the possible impacts on its financial statements.

The book value of trade accounts and other accounts receivable approximates their fair value.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

8.Inventories

	September 30,	December 31,
	2023	2022
	(Unaudited)
Crude oil (1)	5,354,131	5,971,109
Fuels and petrochemicals (2)	3,073,856	3,241,154
Materials for goods production	2,928,486	2,667,771
	11,356,473	11,880,034
(1)	The variation mainly corresponds to a higher level of deliveries of inventories in transit.
(2)	The variation mainly corresponds to the lower level of imported products due to better operations in refineries, which decrease the weighted valuation.

9.Other financial assets

	September 30,	December 31,
	2023	2022
	(Unaudited)
Assets measured at fair value
Investment portfolio – Foreign currency	1,283,780	1,056,385
Investments in equity securities and trust funds (1)	497,392	875,335
Hedging instruments (2)	155,053	311
Investment portfolio – Local currency	46,173	761,687
Assets measured at fair value through other comprehensive income	3,652	3,583
	1,986,050	2,697,301
Assets measured at amortized cost (3)	157,465	28,570
	2,143,515	2,725,871
Current	1,752,234	1,162,127
Non–current	391,281	1,563,744
	2,143,515	2,725,871
(1)	Includes deposits in trust companies and restricted funds in Brazil, Peru, Chile, and Colombia.
(2)	Corresponds to swap and forward contracts to hedge commodity price risk in Ecopetrol S.A. and Interconexión Eléctrica S.A. E.S.P.
(3)	Includes investments with maturities greater than 90 days, in Chile and Colombia.

The measurement at fair value is recognized in financial results (Note 29).

Restrictions

As of September 30, 2023 and December 31, 2022, there were restricted funds of $199,435 and $328,283 respectively, which have a specific destination, mainly i) in ISA Interchile for acquired obligations in the issuance of the 144th Reg. S Bond that establishes certain restrictions and limitations on the use of resources with the purpose of guaranteeing the payment of interest and capital and ii) in projects in Brazil, Peru and Colombia.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Fair value

The following is the classification of other financial assets recognized at fair value, corresponding to the investment portfolio:

	September 30,	December 31,
	2023	2022
	(Unaudited)
Level 1	1,488,344	1,892,486
Level 2	497,706	804,815
	1,986,050	2,697,301

There were no transfers between hierarchy levels during the periods.

10.Taxes

Income taxes

The Group calculates the income tax expense using the effective tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim consolidated statement of profit or loss are:

	Nine-month period ended
	September 30,
	2023	2022

	(Unaudited)
Current income tax expense	10,378,745	13,586,947
Deferred income tax expense	1,025,705	2,613,356
Adjustments to prior years’ current and deferred tax	72,422	13,762
Income tax expense	11,476,872	16,214,065

The effective tax rate for the nine-month period ended September 30, 2023, stood at 35.2%, while for the corresponding period in 2022, it was 37.1%.

As of September 30, for both 2023, and 2022, the nominal income tax rate was set at 35%.

The 1.9% decrease in the effective tax rate during the indicated period is mainly due to: (i) the best results obtained by Group companies whose nominal income tax rate is less than 35% and (ii) the effects of the exchange rate movements on Colombian companies such as Refinería de Cartagena and Ocensa, which use the U.S. dollar as their functional currency; among others.

On December 2022, Tax reform Law 2277 established the deductibility of oil royalties paid to the Colombian Government for the exploitation of non-renewable resources is restricted, regardless of the denomination of the payment.

On November 16, 2023, the Constitutional Court of Colombia delivered judgment C-489 of 2023; this ruling deemed the non-deductibility of royalties in income tax (measure featured in the most recent tax reform) as unenforceable. The repercussions of this verdict have been factored into in these financial statements.

In December 2023, both the Ministry of Mines and Energy and the Ministry of Finance and Public Credit, respectively, submitted requests concerning the fiscal impact incidence and nullity related to the Constitutional Court’s ruling C-489 of 2023. As of now, there has been no ruling the Court regarding these requests.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

11.Other assets

	September 30,	December 31,
	2023	2022
	(Unaudited)
Current
Partners in joint operations	973,170	871,409
Advanced payments to contractors and suppliers	948,594	679,829
Prepaid expenses	769,865	693,341
Trust funds	452,370	507,163
Related parties (Note 30)	108	1,087
Other	25,657	25,651
	3,169,764	2,778,480
Non-current
Wells abandonment and pension funds	619,324	568,066
Trust funds	349,638	184,464
Employee benefits	290,538	342,143
Advanced payments and deposits	75,602	87,684
Judicial deposits and judicial attachments	50,913	54,776
Other	234,578	216,214
	1,620,593	1,453,347

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

12.Investments in associates and joint ventures

12.1Composition and movements

	September 30,	December 31,
	2023	2022
	(Unaudited)
Joint ventures
Interligação Elétrica do Madeira S.A.	1,769,645	1,871,142
Transmissora Aliança de Energia Elétrica S.A.	1,570,643	1,830,504
Equion Energía Limited	1,059,231	1,191,154
Interligação Elétrica Paraguaçu S.A.	559,119	614,112
Interligação Elétrica Garanhuns S.A.	518,794	571,328
Interligação Elétrica Ivaí S.A.	471,951	469,176
Interligação Elétrica Aimorés S.A.	355,693	411,495
Conexión Kimal Lo Aguirre S.A. (1)	149,927	169,230
Ecodiesel Colombia S.A.	78,546	54,614
Transnexa S.A. E.M.A.	8,545	8,545
Interconexión Eléctrica Colombia Panamá S.A.	8,026	20,516
Derivex S.A.	188	439
Parques de Rio	75	83
Interconexión Eléctrica Colombia Panamá S.A.S E.S.P.	4	4
	6,550,387	7,212,342
Less impairment:
Equion Energía Limited	(400,196)	(400,196)
Transnexa S.A. E.M.A.	(8,545)	(8,545)
	6,141,646	6,803,601
Associates
Gases del Caribe S.A. E.S.P.	1,489,223	1,495,341
ATP Tower Holdings	766,753	913,218
Gas Natural del Oriente S.A. E.S.P.	150,394	148,254
Gases de la Guajira S.A. E.S.P.	69,232	69,376
E2 Energía Eficiente S.A. E.S.P.	34,180	34,944
Extrucol S.A.	28,680	27,680
Serviport S.A.	9,399	9,399
Sociedad Portuaria Olefinas	4,930	4,186
	2,552,791	2,702,398
Less impairment: Serviport S.A.	(9,399)	(9,399)
	2,543,392	2,692,999
	8,685,038	9,496,600

The movement of investments in associates and joint ventures for the period ended September 30, 2023, is as follows:

	Associates	Join ventures	Total
Balance as of December 31, 2022	2,692,999	6,803,601	9,496,600
Equity method recognized in:
Profit or loss	154,080	452,252	606,332
Equity	(125,139)	(1,021,046)	(1,146,185)
Dividends declared	(178,548)	(93,161)	(271,709)
Balance as of September 30, 2023 (Unaudited)	2,543,392	6,141,646	8,685,038

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

13.Property, plant, and equipment

The movement of property, plant and equipment for the period ended September 30, 2023, with its corresponding depreciation and impairment, is as follows:

		Pipelines,
	Plant and	networks, and	Work in
	equipment	lines	progress	Buildings	Lands	Other	Total
Cost
Balance as of December 31, 2022	62,763,108	60,287,507	13,432,616	15,354,065	5,199,069	3,225,279	160,261,644
Additions/capitalizations (1)	1,417,220	1,362,963	2,972,969	205,978	3,034	129,801	6,091,965
Abandonment cost update (Note 22)	—	(23,365)	—	—	—	—	(23,365)
Capitalized financial interests (2)	71,725	57,252	69,081	9,171	97	7,023	214,349
Exchange differences capitalized	94	75	136	12	—	9	326
Disposals	(387,574)	(115,248)	(2,762)	(9,332)	(256)	(38,419)	(553,591)
Foreign currency translation	(6,008,008)	(3,366,305)	(166,407)	(1,362,125)	(358,511)	(203,094)	(11,464,450)
Reclassifications/transfers	(1,577,274)	457,158	(987,669)	2,207,724	(69)	(7,651)	92,219
Balance as of September 30, 2023 (Unaudited)	56,279,291	58,660,037	15,317,964	16,405,493	4,843,364	3,112,948	154,619,097

Accumulated depreciation and impairment losses
Balance as of December 31, 2022	(27,439,631)	(22,870,247)	(1,418,040)	(6,230,154)	(53,515)	(1,252,559)	(59,264,146)
Depreciation expense	(2,202,381)	(1,713,438)	—	(459,449)	—	(117,954)	(4,493,222)
Impairment loss (Note 17)	(6,835)	(635)	—	(1,868)	—	—	(9,338)
Disposals	368,450	105,806	—	7,935	39	21,576	503,806
Foreign currency translation	2,228,054	1,283,629	1,706	515,661	6,058	118,927	4,154,035
Reclassifications/transfers	865,102	(85,436)	47,220	(904,480)	—	4,704	(72,890)
Balance as of September 30, 2023 (Unaudited)	(26,187,241)	(23,280,321)	(1,369,114)	(7,072,355)	(47,418)	(1,225,306)	(59,181,755)
Balance as of December 31, 2022	35,323,477	37,417,260	12,014,576	9,123,911	5,145,554	1,972,720	100,997,498
Balance as of September 30, 2023 (Unaudited)	30,092,050	35,379,716	13,948,850	9,333,138	4,795,946	1,887,642	95,437,342
(1)	Mainly includes: i) Ecopetrol S.A. projects in courses associated with the Caño Sur, Castilla, Chichimene, and Rubiales fields, and Barrancabermeja Refinery ii) Interconexión Eléctrica S.A. E.S.P projects in progress: UPME 09-2016 Copey–Cuestecitas, 500 kV, Copey–Fundación, 220 kV, UPME 04-2019 transmission line La Loma - Sogamoso 500 kV, UPME 07–2017 Sabanalarga – Bolívar 500 Kv, connection of the Alpha and Beta wind farms to the Nueva Cuestecitas substation, and asset optimization plan.
(2)	Financial interest is capitalized based on the weighted average rate of loan costs.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

14.Natural and environmental resources

The movement of natural and environmental resources for the period ended September 30, 2023, with their corresponding depletions, calculated based on production units, and impairment, is as follows:

	Oil and gas	Assets retirement	Exploration and
	investments	obligations	evaluation	Total
Cost
Balance as of December 31, 2022	88,338,471	7,104,903	10,480,025	105,923,399
Additions/capitalizations (1)	7,310,327	14,473	2,973,302	10,298,102
Abandonment cost update (Note 22)	—	118,376	(422)	117,954
Disposals	(501,700)	—	—	(501,700)
Disposals of exploratory assets and dry wells (2)	—	—	(975,965)	(975,965)
Capitalized financial interests (3)	190,333	—	66,939	257,272
Exchange differences capitalized	250	—	87	337
Foreign currency translation	(4,535,675)	(161,889)	(713,119)	(5,410,683)
Reclassifications/transfers	(1,177)	(16,999)	(112,418)	(130,594)
Balance as of September 30, 2023 (Unaudited)	90,800,829	7,058,864	11,718,429	109,578,122

Accumulated amortization
Balance as of December 31, 2022	(58,382,473)	(5,088,086)	(129,230)	(63,599,789)
Amortization expense	(4,376,364)	(280,361)	—	(4,656,725)
Disposals	78,507	—	—	78,507
Foreign currency translation	2,408,370	87,900	—	2,496,270
Reclassifications/transfers	64,467	—	25,080	89,547
Balance as of September 30, 2023 (Unaudited)	(60,207,493)	(5,280,547)	(104,150)	(65,592,190)
Balance as of December 31, 2022	29,955,998	2,016,817	10,350,795	42,323,610
Balance as of September 30, 2023 (Unaudited)	30,593,336	1,778,317	11,614,279	43,985,932
(1)	Mainly includes a) Ecopetrol Permian for investments made in the drilling of wells and construction of facilities executed in RODEO, b) Ecopetrol S.A. by Caño Sur, Castilla, Chichimene, Floreña, Rubiales, c) Hocol S.A. mainly in projects for the blocks Ocelote, Llanos 87 (Koala, Picabuey, Zorzal), Llanos 123 (Saltador and Toritos), SSJN-1, VIM 8, and d) Ecopetrol America Inc. mainly in Gunflint, Dalmatian, and K2.
(2)	Includes: Ecopetrol S.A. the dry wells Cupiagua XD45, Cusiana Subthrust, Cusiana Profundo, Turupe, La Luna, and Kinacú, and b) Hocol S.A mainly unsuccessful wells Lla-87-2 A3 (Koala), Lla-87-3 A3 (Picabuey), LLan- 124 (Cucarachero), Yd-SN1 well Yoda B, and exploratory expenses in: Lla-104, SSJN1, VIM8.
(3)	Financial interest is capitalized based on the weighted average rate of loan costs.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

15.Right-of-use assets

The movement of right-of-use assets and lease liabilities for the period ended September 30, 2023, is as follows:

	Right-of-use assets
					Right-of-	Lease
		Lands and	Plant and		use	liabilities
	Pipelines	buildings	equipment	Vehicles	assets	(Note 19.1)
Balance as of December 31, 2022	96,234	244,058	119,534	167,987	627,813	1,212,346
Additions	13,533	59,173	107,737	49,619	230,062	230,062
Amortization of the period	(19,419)	(47,893)	(60,972)	(100,769)	(229,053)	—
Remeasurements (1)	971	33,823	18,680	10,883	64,357	91,237
Disposals	(10,435)	(13,007)	(3,026)	(111)	(26,579)	(47,547)
Finance cost	—	—	—	—	—	84,809
Payment of capital	—	—	—	—	—	(319,781)
Payment of interests	—	—	—	—	—	(61,107)
Transfers	—	80	—	1,951	2,031	18,835
Exchange difference and translation	(7,448)	(48,018)	(9,862)	(14,222)	(79,550)	(60,828)
Balance as of September 30, 2023 (Unaudited)	73,436	228,216	172,091	115,338	589,081	1,148,026
(1)	Corresponds mainly to updating rates and conditions in lease contracts.

16.Intangible assets

The movement of intangibles assets for the period ended September 30, 2023, with their corresponding amortizations, is as follows:

	Licenses
	and	Other	Concessions
	software	intangibles	and rights	Easements (1)	Total
Cost
Balance as of December 31, 2022	1,512,614	1,282,751	17,568,081	1,637,445	22,000,891
Additions	143,933	5,370	312,969	14,141	476,413
Disposals	(14,496)	—	—	(500)	(14,996)
Foreign currency translation	(71,146)	(216,913)	(3,254,069)	(86,880)	(3,629,008)
Transfers	23,776	(2,185)	81,746	15,402	118,739
Balance as of September 30, 2023 (Unaudited)	1,594,681	1,069,023	14,708,727	1,579,608	18,952,039
Accumulated amortization
Balance as of December 31, 2022	(884,160)	(446,646)	(2,394,082)	(129,398)	(3,854,286)
Amortization of the period	(135,437)	(19,317)	(523,927)	(5,563)	(684,244)
Disposals	13,730	—	—	(104)	13,626
Foreign currency translation	50,966	141,315	936,848	3,897	1,133,026
Transfers	141	34	—	(175)	—
Balance as of September 30, 2023 (Unaudited)	(954,760)	(324,614)	(1,981,161)	(131,343)	(3,391,878)
Balance as of December 31, 2022	628,454	836,105	15,173,999	1,508,047	18,146,605
Balance as of September 30, 2023 (Unaudited)	639,921	744,409	12,727,566	1,448,265	15,560,161
(1)

Easements are acquired rights for the passage of its operating assets, mainly electric power transmission lines. These assets are acquired in perpetuity, so they do not have a specific term or contractual limit established and the right is maintained over time.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

17.Impairment of non-current assets

As of September 30, 2023, the Company did not identify impairment indicators that the book value of its assets exceeds its recoverable value, considering the market conditions, the international prices and indicators of crude oil and products and the geopolitical context.

However, there are immaterial impairment charges associated to specific projects for $9,338 in Refinería de Cartagena S.A.S., in other assets for $1,758 in Interconexión Eléctrica S.A. E.S.P., and for $29 in Invercolsa.

18.Goodwill

	September 30,	December 31,
	2023	2022
	(Unaudited)
Interconexión Eléctrica S.A. E.S.P.	3,370,441	3,755,835
Oleoducto Central S.A.	683,496	683,496
Hocol Petroleum Ltd	537,598	537,598
Invercolsa S.A.	434,357	434,357
Andean Chemical Limited	127,812	127,812
Esenttia S.A.	108,137	108,137
	5,261,841	5,647,235
Less Impairment Hocol Petroleum Ltd	(297,121)	(297,121)
Total	4,964,720	5,350,114

19.Loans and borrowings

19.1Composition of loans and borrowings

	Interest rate*		September 30,	December 31,
	2023	2022	2023	2022
			(Unaudited)
Local currency
Bonds	9.4%	9.8%	4,833,891	4,965,653
Syndicate and commercial loans (1)	10.8%	11.5%	3,377,210	2,171,462
Lease liabilities (2)	8.4%	8.0%	905,165	844,734
			9,116,266	7,981,849
Foreign currency
Bonds (3)	6.5%	6.0%	77,342,221	82,432,647
Commercial and syndicate loans (4)	7.4%	4.6%	22,312,308	23,537,675
Loans from related parties (Nota 30)	6.0%	5.9%	715,020	815,056
Lease liabilities (2)	6.0%	6.0%	242,861	367,612
			100,612,410	107,152,990
			109,728,676	115,134,839
Current			17,616,493	22,198,583
Non–current			92,112,183	92,936,256
			109,728,676	115,134,839

* Weighted average effective interest rate for the end of each period.

(1)	Corresponds mainly to the acquisition of a commercial loan in pesos with Bancolombia S.A. in Ecopetrol SA. with IBR 6M rate +4.9% and maturity September 2028.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Corresponds to the present value of the payments to be made during the term of the operating lease contracts for pipelines, tanks, real estate, and vehicles, recognized because of the implementation of IFRS 16 - Leases. See Note 16 (Note 15).
(3)	The variation is mainly due to the revaluation of the Colombian peso in $756.44 pesos by dollar and the repurchase of international bonds with maturity date September 2023 and coupon rate of 5.875% for USD$978 million in Ecopetrol S.A. This effect is partially offset by the issuance in January 2023 of USD$2,000 million with maturity date January 2033 and coupon rate of 8.875%.
(4)	It includes an acquisition of syndicated loan in September 2023, for $800 MUSD with international banks.

During 2023, loans for $28,862,692 were acquired mainly in Ecopetrol S.A. for $25,864,960 and Interconexión Eléctrica S.A. E.S.P. for $2,841,311.

According to the strategy of Ecopetrol Business Group in the integral management of loans and borrowings and their maturities, during 2023, payments for $18,196,512 were made mainly in Ecopetrol S.A. for $15,698,111, including the repurchase of bonds and commercial credits, Interconexión Eléctrica S.A. E.S.P. for $1,780,143, and Ocensa S.A. for $454,009.

19.2Fair value

The fair value of the financial obligations is $105,362,612 y $106,509,947 as of September 30, 2023 (unaudited) and December 31, 2022, respectively.

19.3Maturity

The following is the maturity profile of loans and borrowings as of September 30, 2023:

	Up to 1 year	1 – 5 years	5-10 years	> 10 years	Total
Local currency
Bonds	781,760	1,324,238	1,148,399	1,579,494	4,833,891
Syndicate and commercial loans	777,934	1,191,542	336,703	1,071,031	3,377,210
Lease liabilities	193,845	544,264	165,517	1,539	905,165
	1,753,539	3,060,044	1,650,619	2,652,064	9,116,266
Foreign currency
Bonds	5,767,419	25,214,129	28,822,440	17,538,233	77,342,221
Syndicate and commercial loans	9,289,437	10,921,672	1,431,243	669,956	22,312,308
Loans from related parties	715,020	—	—	—	715,020
Lease liabilities	91,078	129,272	22,511	—	242,861
	15,862,954	36,265,073	30,276,194	18,208,189	100,612,410
Balance as of September 30, 2023 (Unaudited)	17,616,493	39,325,117	31,926,813	20,860,253	109,728,676

19.4Loans designated as hedging instrument

As of September 30, 2023 (unaudited), Ecopetrol has designated USD$16,563 million of debt in foreign currency as a hedging instrument; of which, USD$10,298 million correspond to the hedge of investments in companies with dollar functional currency and USD$6,265 million to the cash flow hedge for future crude oil exports. See Notes 29.3 and 29.4.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

19.5Guarantees and covenants

As of September 30, 2023 (unaudited), the total value of the current guarantees provided by Interconexión Eléctrica S.A. E.S.P. and its companies, within the framework of the definition of paragraph 14 of IFRS 7, used to support growth in its different business units and ensure strategic commercial and operational viability amount to $20,919,981, mainly in: a) Chile for $15,095,532 in ISA Intervial, Ruta de la Araucaria, Ruta del Maipo, Ruta del Loa, Ruta de los Ríos, and ISA Interchile, b) Brazil in ISA CTEEP for $3,145,449, and c) Colombia in Ruta Costera for $2,679,000.

ISA and its companies have commitments (covenants) related to the delivery of periodic financial information and the fulfillment of the obligations originated in the credit contracts with the financial entities, the Ministry of Public Works of Chile, the bondholders, the rating agencies risks, auditors, and municipalities, among others. From December 31, 2022 to the reporting date, there have only been changes in the covenants of CTEEP and its subsidiaries, which have financing contracts with covenants calculated based on indebtedness ratios.

Ecopetrol USA and its companies have commitments (covenants) related to the delivery of periodic financial information and compliance with the obligations arising from a volumetric prepayment agreement with a third party. In addition, Ecopetrol Permian LLC is guaranteed by Ecopetrol USA Inc., and it is required to maintain an established debt/Ebitda leverage and solvency ratio of 2:1, to transfer funds to the holding company.

20.Trade and other payables

	September 30,	December 31,
	2023	2022
	(Unaudited)
Current
Suppliers	12,030,080	15,034,677
Dividends payable (1)	6,742,487	392,346
Withholding tax	2,109,316	1,896,128
Partner’s advances	1,544,411	1,164,197
Insurance and reinsurance	463,772	330,363
Deposits received from third parties	186,902	162,338
Related parties (Note 30)	59,547	67,879
Hedging operations	7,293	4,311
Agreements in transport contracts	48,298	115,526
Various creditors	574,650	769,939
	23,766,756	19,937,704

Non-current
Suppliers	31,325	28,425
Deposits received from third parties	391	331
Various creditors	15,331	28,300
	47,047	57,056
(1)	Corresponds mainly to dividends payable by Ecopetrol S.A. for $6,098,606 (2022: $3,667), Interconexión Eléctrica S.A. $479,668 (2022: $366,999), Inversiones de Gases de Colombia S.A. $110,997 (2022: $21,680), and Oleoducto Central S.A. $53,216.

The book values of trade accounts and other accounts payable approximate their fair values due to the short-term nature of these accounts.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

21.Provisions for employees’ benefits

	September 30,	December 31,
	2023	2022
	(Unaudited)
Post-employment benefits
Health	8,461,041	8,140,648
Pension	1,226,186	2,073,562
Education	396,650	405,769
Bonds	354,675	399,114
Other plans	80,695	115,136
Termination benefits - Voluntary retirement plan	668,901	772,133
	11,188,148	11,906,362
Social benefits and salaries	1,045,654	970,598
Other long-term benefits	87,352	88,279
	12,321,154	12,965,239
Current	2,822,786	2,753,697
Non-current	9,498,368	10,211,542
	12,321,154	12,965,239

21.1Plans assets

The assets of the plan are represented by the resources delivered to the Autonomous Pension Funds for the payment of the pension liability of the obligations for pension and pension bonds; what concerns health and education oversees Ecopetrol S.A. and XM (Ecopetrol S.A. is in charge of health and education matters). The destination of the resources of the autonomous patrimonies, as well as their yields, cannot be changed or returned to the Group until all the obligations are fulfilled.

Plan asset balance is $11,387,736 and $10,398,810 as of September 30, 2023 (unaudited) and December 31, 2022, respectively. 53,28% (2022 – 53.76%) are fair value level 1 and 46.72% (2022 – 46.24%) are under level 2 category.

22.Accrued liabilities and provisions

	Abandonment		Environmental
	and dismantling		contingencies
	costs	Litigations	and others	Total
Balance as of December 31, 2022	10,006,028	898,251	1,852,215	12,756,494
Abandonment cost update	94,589	—	—	94,589
Additions and (recoveries) (1)	(26,094)	10,598	418,009	402,513
Uses (2)	(437,664)	(772,390)	(228,589)	(1,438,643)
Financial cost	356,336	7,273	17,197	380,806
Financial interest	—	559,609	70,292	629,901
Foreign currency translation	(176,860)	(62,271)	(105,435)	(344,566)
Transfers	—	(22,245)	117,205	94,960
Balance as of September 30, 2023 (Unaudited)	9,816,335	618,825	2,140,894	12,576,054
Current	535,575	97,249	410,518	1,043,342
Non-current	9,280,760	521,576	1,730,376	11,532,712
	9,816,335	618,825	2,140,894	12,576,054
(1)	Mainly includes the recognition of provisions related to potential liabilities, various, and mandatory environmental provision in Ecopetrol S.A.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	Mainly includes uses originating from judgments against Ecopetrol S.A. related to public works contributions. The recognition applied Law 2277 of 2022, with which a benefit was obtained by reducing 50% the interest to be paid to the tax authority.

22.1Contingencies

Refinería de Cartagena S.A.S

1.	Court of arbitration

On September 7, 2023, Refinería de Cartagena S.A.S. was notified of the decision of the international Arbitral Tribunal that resolved the lawsuit filed by the Company against Chicago Bridge & Iron Company N.V., CB&I UK Limited Ltd. and CBI Colombiana S.A. (CB&I), in face of the International Chamber of Commerce, in relation to the engineering, procurement and construction contract for the expansion and modernization of the Refinería de Cartagena. The Arbitration Court ordered CB&I to pay approximately $1,000 USD million plus interest to Refinería de Cartagena. Similarly, the Arbitral Tribunal dismissed CB&I’s claims for close to $400 million USD. Chicago Bridge & Iron Company N.V. and CB&I UK Limited applied for the annulment of the award on September 8, 2023.

On August 4, 2023, Refinería de Cartagena answered to the annulment request and, in addition, requested its confirmation.

The Arbitral Tribunal decision is binding on the parties and, as part of the legal process, it must be confirmed by the Court for the Southern District of New York.

On September 8, 2023, McDermott International, parent company and controlling company of CB&I, reported that it will initiate financial restructuring procedures for its subsidiaries in the United Kingdom and the Netherlands, CB&I UK Limited and Chicago Bridge & Iron Company N.V. respectively, considering the imposed order by an international arbitration court of the International Chamber of Commerce against them. The Company, advised by a global team of lawyers and experts, became an active part of the business reorganization processes in said countries to defend its own interests.

Refinería de Cartagena S.A.S., advised by a global team of lawyers and experts in the field, became an active part of the business reorganization processes in said countries to defend its interests.

Due there are still certain legal matters still under dispute, as of September 30, 2023, the Company has not recognized any effects arising of the aforementioned notification but will continue monitoring the updates.

2.	Investigations of control entities

Office of the Comptroller General:

PRF-80011-2018-33300

In the week of February 20 to 24, 2023, the CGR executed a special visit to Refinería de Cartagena facilities, with the purpose of “(...) establishing whether or not there is fiscal responsibility of the alleged perpetrators involved in it, regarding the harmful events generated by expenses operated between the month of September 2015 to the year 2018, with respect to which there is no record of the concept thereof, in the amount of $9,240,927 USD; and for the amount of $268.71 million USD, an amount that was approved and disbursed for the refinery modernization project, but which is not reflected in the execution of the project”.

On March 1, 2023, a technical report on the results of the visit was ordered; on April 14, 2023, the CGR officials assigned to the Intersectoral Delegate Comptroller number 15 of the Special Investigations Unit against Corruption, the technical report which concluded, among other aspects, the following:

“(...) from the new information provided by Refinería de Cartagena and from the explanations obtained, in the expenses corresponding to the period September 2015 to 2018, registered in group 583, it can be determined that all register not only the third-party beneficiary, but also the concept of the expense associated with each of these third parties.”

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

“(...) the accounting information was corroborated with the condensed information in the Minutes of the Board of Directors and minutes of the Shareholders’ Meeting, especially those related to the resource injection processes and the documentation related to the loan process with international banks, concluding that indeed, according to said information, the resources injected through capitalization and loan processes referred to either the aforementioned project, the payment and/or service of the debt and the “operation” concept of the Refinery, which was the focus of the analyzes executed in the course of the special visit procedure.”

“(...) if the verified records add up to a total of $375.99 USD million ($186 USD million for start-up tests and $189.9 USD million for operation of the new refinery) and the difference under examination was $269 USD million, the analyzed difference would be covered.”

On April 19, 2023, it was ordered to incorporate the technical report into the process and make it available to the procedural subjects. It is expected that, based on the conclusions of the report, the Delegate Comptroller will make the decision to impute or file the process.

In this process, Ecopetrol and Refinería de Cartagena are considered as entities affected.

At the date of the unaudited interim financial statements there have no changes in the process.

Prosecutor’s Office:

Process 1 – No. 110016000101201600023 - MOA - PIP and EPC

This process is being carried out against some ex-members of the Board of Directors and ex-workers of the Cartagena Refinery, workers of the Chicago Bridge and Iron Company (CB&I) and the Statutory Auditor of the Cartagena Refinery between 2013 and 2015, for the crimes of improper interest in the execution of contracts, embezzlement by appropriation in favor of third parties, illicit enrichment of individuals in favor of third parties and ideological falsehood in public documents.

On March 29, 2022, a hearing was held to lift the house arrest measure for Felipe Laverde Concha and on April 5, 2023, the 34th Municipal Criminal Court with a Function of Guarantees granted him freedom due to the expiration of terms.

From July 25 to 29, 2022, the preparatory hearing was held, where the interlocutory order of decree of evidence was issued, against which the defenders filed appeals. The appeals were granted and will be resolved by the Superior Court of Bogotá.

At the date of the unaudited interim financial statements there have no changes in the process.

Process 2 – No. 110016000101201800132 Business line

This process is being carried out against ex-members of the Board of Directors and an ex-employee of the Refinería de Cartagena for the crimes of aggravated unfair administration and obtaining a false public document.

On November 18, 2019, the preparatory trial hearing was installed, which has been resumed on several occasions, but to date it is suspended pending rescheduling.

At the date of the unaudited interim financial statements there have no changes in the process.

Process 3 – No. 110016000101201800134 - Subscription of the PMC Contract - Foster Wheeler

This process is carried out against two ex-workers of Refinería de Cartagena who acted as ex-President in property and ex-President in charge, for the crime of entering a contract without legal requirements.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

On August 18, 2022, a sentence was handed down imposing the minimum sentence for the crime charged, equivalent to 64 months in prison and a fine of 66.66 current monthly legal minimum salaries in Colombia (SMLMV as its acronym in Spanish). On August 25, 2022, the defenders supported the appeal, and the parties were notified for declaration.

The defendants will remain free until the appeals are resolved and, if applicable, the extraordinary appeal before the Supreme Court of Justice.

At the date of the unaudited interim financial statements there have no changes in the process.

Process 4 - No.110016000000201702546 – Principle of opportunity

This process is being carried out against a former employee of Refinería de Cartagena, for charges related to crimes against the public administration and illegal interest in the execution of contracts.

The criminal action is suspended until December 2023, due to the application of the principle of opportunity.

At the date of the unaudited interim financial statements there have no changes in the process.

23.Equity

23.1Subscribed and paid–in capital

Ecopetrol’s authorized capital is $36,540,000, and is divided in 60,000,000,000 ordinary shares, of which 41,116,694,690 have been subscribed, represented by 11.51% (4,731,906,273 shares) of non-government entities and people, and 88.49% (36,384,788,417 shares) held by Government entities. The value of the reserve shares amounts to $11,499,933 comprised by 18,883,305,310 shares. As of September 30, 2023, and December 31, 2022, subscribed and paid-in capital is $25,040,067. There is no potential dilution of shares.

23.2Additional and paid–in capital

As of September 30, 2023, the balance of the additional and paid-in capital is $6,607,699 and it mainly corresponds to: (i) surplus with respect to its nominal value derived from the sale of shares upon capitalization in 2007, for $4,457,997, (ii) surplus over nominal value arising from the sale of shares awarded in the second round, which took place in September 2011, in the amount of $2,118,468, (iii) $31,377 the value generated by the process of placing the shares on the secondary market, arising from the calling of guarantees from debtors in arrears, according to the provisions of Article 397 of the Code of Commerce, and (iv) additional paid-in capital receivable of $(143).

23.3Equity reserves

	September 30,	December 31,
	2023	2022
	(Unaudited)
Legal reserve	9,747,885	6,407,256
Fiscal and statutory reserves	509,082	509,082
Occasional reserves	7,665,758	1,982,295
Total	17,922,725	8,898,633

Ecopetrol’s General Shareholders’ Meeting, held on March 31, 2023, approved the 2022 profit distribution project, and recognized a reserve of $7,665,758 to support financial sustainability of the Company and flexibility in the development of its strategy.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The movement of the equity reserves in the periods ended September 30, is the following:

	September 30,	December 31,
	2023	2022

	(Unaudited)
Opening balance	8,898,633	10,624,229
Release of reserves	(2,491,377)	(5,886,441)
Appropriation of reserves	11,515,469	11,068,450
Dividends declared	—	(6,907,605)
Closing balance	17,922,725	8,898,633

23.4Retained earnings and payment of dividends

The Group distributes dividends based on Ecopetrol and subsidiaries’s separate financial statements, prepared under International Financial Reporting Standards accepted in Colombia (NCIF, as its acronym in Spanish).

The Ordinary General Assembly of Shareholders of Ecopetrol S.A., held on March 31, 2023, approved the profit distribution project for fiscal year 2022 and defined the distribution of dividends in the amount of $24,382,200. (2022: $11,512,675).

The payment of dividends to minority shareholders will be made in three equal installments: April 27, September 28, and December 21, 2023. For the majority shareholder, the respective offset between the dividend and the accounts receivable from the Fuel Price Stabilization Fund has been made in the amount of $16,415,907 (2022: $6,788,385).

The payment of dividends is as follows:

	September 30,	September 30,
	2023	2022

	(Unaudited)
Ecopetrol S.A.	1,829,710	10,037,445
Interconexión Eléctrica SA ESP	1,058,282	356,773
Oleoducto Central S.A. - Ocensa	599,985	516,284
Oleoducto de los Llanos Orientales S.A.	171,290	104,205
Invercolsa S.A.	145,213	126,161
Oleoducto de Colombia S.A. - ODC	55,181	46,083
Total	3,859,661	11,186,951

23.5Other comprehensive income

The following is the composition of the other comprehensive results attributable to the shareholders of the parent company, net of deferred income tax:

	September 30,	December 31,
	2023	2022
	(Unaudited)
Foreign currency translation	18,368,510	28,816,983
Hedges of a net investment in a foreign operation	(4,980,418)	(9,219,271)
Gains and loss on defined benefit obligation	(679,915)	(1,331,361)
Cash flow hedging - Future crude oil exports	(194,018)	(2,473,999)
Cash flow hedging - Derivative financial instruments	97,427	1,290
Financial instruments measured at fair value	1,373	3,077
	12,612,959	15,796,719

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

23.6Earnings per share

	September 30,	September 30,
	2023	2022

	(Unaudited)
Profit attributable to Ecopetrol’s shareholders	17,637,678	24,770,909
Weighted average number of outstanding shares	41,116,694,690	41,116,694,690
Net basic earnings per share (Colombian pesos)	429.0	602.5

24.Revenue from contracts with customers

	Nine-month period ended September 30,
	2023	2022

	(Unaudited)
National sales
Mid-distillates (1)	24,553,761	28,031,166
Gasolines (1)	18,368,808	20,610,595
Natural gas (2)	3,322,731	3,016,677
Services	2,618,695	2,643,135
Electric power transmission services (3)	2,010,717	1,934,461
Plastic and rubber	930,979	1,216,431
Fuel gas Service	738,821	621,349
Asphalts	684,959	634,240
L.P.G. and propane	613,543	807,235
Roads and construction services (3)	260,781	255,736
Polyethylene	234,620	220,975
Aromatics	228,180	242,045
Crude oil	132,357	214,587
Other products	502,370	513,753
	55,201,322	60,962,385
Foreign sales
Crude oil (2)	36,879,139	43,946,601
Diesel	3,215,505	1,896,842
Fuel oil	3,047,606	3,628,416
Electric power transmission services (3)	4,373,784	3,750,829
Roads and construction services (3)	3,510,948	3,209,685
Plastic and rubber	1,096,741	1,621,076
L.P.G. and propane	206,540	242,581
Gasolines	193,394	157,685
Natural gas	75,044	189,665
Cash flow hedging (4)	(650,012)	(968,534)
Other products (5)	1,241,335	1,261,563
	53,190,024	58,936,409
	108,391,346	119,898,794
(1)	Includes the value corresponding to the application of Resolution 180522 of March 29, 2010, and other regulations that modify and add to it (Decree 1880 of 2014 and Decree 1068 of 2015), which establishes the procedure to recognize the subsidy for refiners and importers of regular motor gasoline and ACPM, and the methodology for calculating the net position (value generated between the parity price and the regulated price, which can be positive or negative). As of September 30, 2023, the value recognized for price differential corresponds to $17,699,168 (2022: $26,584,199).

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

(2)	As of September 30, 2023, the value recognized for extensive tests is as follows: natural gas for national sales $27,952 (2022: $34,197) and crude oil for foreign sales $74,792 (2022: $104,493).
(3)	Corresponds to the income derived from the energy transmission and road concession contracts of Interconexión Eléctrica S.A. E.S.P.
(4)	Includes the result of hedges for future exports (Note 29.3) for $(480,232) (2022: (576,875)) and operations with derivative financial instruments for $(169,780) (2022: (391,659)).
(5)	Includes income from telecommunications services and the sale of asphalt, and other products.

25.Cost of sales

	Nine-month period ended September 30,
	2023	2022

	(Unaudited)
Costs variables
Imported products (1)	19,194,752	23,243,685
Purchases of crude in associations and concessions	10,136,966	11,712,144
Depreciation, depletion, and amortization	5,871,353	4,985,749
Hydrocarbon purchases - ANH (2)	5,849,162	6,929,845
Electric Energy	1,561,217	1,074,527
Gas royalties in cash	1,293,176	1,073,435
Hydrocarbon transportation services	1,154,795	869,983
Processing materials	1,118,863	828,599
Purchases of other products and gas	890,403	879,966
Services contracted in association	225,664	239,872
Extensive tests (3)	61,030	43,289
Others (4)	196,214	(1,505,246)
	47,553,595	50,375,848
Fixed cost
Depreciation and amortization	3,793,954	3,382,811
Maintenance	3,149,139	2,652,864
Labor costs	2,938,292	2,438,632
Contracted services	2,399,503	1,919,342
Construction services	1,931,562	1,888,186
Contracted services in associations	1,048,425	1,175,197
Taxes and contributions	810,719	725,640
Materials and operating supplies	639,449	452,560
Hydrocarbon transportation services	179,759	133,837
General costs	426,776	313,324
	17,317,578	15,082,393
	64,871,173	65,458,241
(1)	Imported products correspond mainly to middle distillates and gasoline, the variation is due to a lower requirement due to the greater operation in refineries.
(2)	Corresponds mainly to royalty crude purchases made by Ecopetrol S.A. from the National Hydrocarbons Agency (ANH), derived from national production.
(3)	Corresponds to the cost related to revenue from the sale of hydrocarbons (Note 24 – Revenue from contracts with customers), obtained in the exploration stage or extensive tests prior to the declaration of commerciality of the oil fields.
(4)	It corresponds to i) the process of use and valuation of core inventories, ii) measurement at net realizable value (VNR), and iii) other capitalizable charges to projects.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

26.Administrative, operation and project expenses

	Nine-month period ended September 30,
	2023	2022

	(Unaudited)
Administration expenses
General expenses	1,542,546	1,269,973
Labor expenses	1,407,865	1,208,844
Depreciation and amortization	348,306	314,566
Taxes	62,272	51,244
	3,360,989	2,844,627
Operation and project expenses
Exploration expenses (1)	1,303,339	637,590
Commissions, fees, freights, and services	1,232,089	896,113
Taxes	632,085	562,837
Labor expenses	292,543	270,162
Fee for regulatory entities	230,357	123,128
Maintenance	69,540	82,440
Depreciation and amortization	49,631	73,700
Other	106,288	187,553
	3,915,872	2,833,523
(1)	As of Septembre 2023, it mainly includes the disposals of Cupiagua XD45, Cusiana Subthrust, Cusiana Profundo, Turupe, La Luna, and Kinacú wells in Ecopetrol SA.

27.Other operating expenses

	Nine-month period ended September 30,
	2023	2022

	(Unaudited)
Provision expenses	(368,068)	(310,406)
Gain (loss) on sale of assets	227,891	(38,309)
Impairment of current assets	(59,468)	(46,434)
Other income	109,957	92,478
	(89,688)	(302,671)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

28.Financial results

	Nine-month period ended September 30,
	2023	2022

	(Unaudited)
Finance income
Results from financial assets	321,142	124,493
Yields and interests	1,378,145	612,914
Gain on derivative settlement	2,852	11,834
Dividends	90	70
Other financial income	82,542	138,087
	1,784,771	887,398
Financial expenses
Financial cost of loans and borrowings	(5,151,076)	(3,886,375)
Financial cost of other liabilities (1)	(1,657,833)	(1,559,080)
Results from financial assets	(251,001)	(125,493)
Other financial expenses	(710,545)	(304,929)
	(7,770,455)	(5,875,877)
Foreign exchange
Foreign exchange gain (loss)	1,806,158	(377,527)
	1,806,158	(377,527)
	(4,179,526)	(5,366,006)
(1)	It includes the financial expense for the updating of the liability for abandonment costs, and the interest, net of post-employment benefits and other long-term employee benefits.

29.Risk management

29.1Exchange rate risk

The Group operates both in the local (Colombia) and international markets, for this reason, it is exposed to exchange rate risk, to a greater extent due to fluctuations in exchange rates, especially the peso/US dollar rate.

As of September 30, 2023, the Colombian peso appreciated 15.73% from a closing rate of $4,810.20 on December 31, 2022, to $4,053.72 pesos per dollar. When the Colombian peso depreciates, export revenues, when converted to pesos, increase, and imports and foreign debt service become more expensive.

The book values of financial assets and liabilities denominated in foreign currency are presented in the following table:

	September 30,	December 31,
(USD$ Millions)	2023	2022
	(Unaudited)
Cash and cash equivalents	765	615
Other financial assets	1,063	955
Trade receivables and payables	(608)	(392)
Loans and borrowings	(18,388)	(16,113)
Other assets and liabilities	98	202
Net liability position	(17,070)	(14,733)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

Of the total net position, USD$(16,215) million correspond to net liabilities of companies with Colombian peso functional currency, of which USD$(16,563) correspond to loans used as hedging instruments whose valuation is recognized in other comprehensive income, the exchange difference valuation of the remaining net assets for USD$(348) million affects the statement of profit and loss. Likewise, USD$(855) million of the net position correspond to monetary assets and liabilities of Group companies with a functional currency other than the Colombian peso, whose valuation is recognized in the profit or loss statement.

29.2	Sensitivity analysis for exchange rate risk

The following is the effect that a variation of 1% and 5% would have in the exchange rate of Colombian pesos against the U.S. United States dollar, related to the exposure of financial assets and liabilities in foreign currency as of September 30, 2023:

Scenario / variation in the	Effect on income	Effect on other
exchange rate	before taxes +/–	comprehensive income +/
1%	24,385	796,716
5%	121,925	3,983,580

29.3Cash flow hedge for future exports

In 2022 and 2021, were designated USD$4,340 million as a hedging instrument for its future revenues from crude oil exports, for the period 2022 – 2030; in accordance with IFRS 9 – Financial Instruments. During 2023, USD$1,925 million were designated; as of September 30, 2023, the balance of the hedging is USD$6,265 million.

The following is the movement of this non-derivative hedging instrument:

	September 30,	December 31,
(USD$ Millions)	2023	2022
	(Unaudited)
Opening balance	5,572	4,972
Reassignment of hedging instruments	227	1,879
Realized exports	(227)	(1,879)
Designation of new hedges	693	600
Closing balance	6,265	5,572

The following is the movement in the other comprehensive income:

	September 30,	December 31,
	2023	2022
	(Unaudited)
Opening balance	(2,473,999)	(945,250)
Exchange difference	3,760,813	(4,317,263)
Realized exports (Note 22)	480,231	1,143,287
Ineffectiveness	18,998	6,625
Deferred tax (Note 10)	(1,980,061)	1,638,602
Closing balance	(194,018)	(2,473,999)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The expected reclassification of exchange differences accumulated in other comprehensive income to profit or loss is as follows:

Year	Before taxes	Taxes	After taxes
2023 (Oct-Dec)	24,860	(10,847)	14,013
2024	94,236	(43,853)	50,383
2025	93,139	(43,343)	49,796
2026	90,478	(42,104)	48,374
2027	(7,208)	3,354	(3,854)
2028	(7,420)	3,453	(3,967)
2029	(7,748)	3,606	(4,142)
2030	17,937	(8,347)	9,590
2031	30,771	(14,319)	16,452
2032	30,097	(14,006)	16,091
2033	2,397	(1,115)	1,282
	361,539	(167,521)	194,018

29.4Hedge of a net investment in a foreign operation

The Board of Directors approved the application of hedge accounting of net investment from September 8, 2016. The measure seeks to reduce the volatility of non-operating income due to the exchange difference. The hedge of a net investment applies to a portion of the investments the Company has in foreign currency, in this case in subsidiaries with the US dollars as their functional currency, using as hedging instrument a portion of the Company’s debt denominated in U.S. dollars.

As of September 30, 2023, the total hedged balance is USD$10,298 million, which includes: i) Ecopetrol S.A. USD$10,100 million and ii) ISA Colombia for USD$198 million in hedge of net investment in the companies ISA REP, ISA Perú, Consorcio Transmantaro (CTM) and Proyectos de Infrastructura del Perú (PDI).

The following is the movement in the other comprehensive income:

	September 30,	December 31,
	2023	2022
	(Unaudited)
Opening balance	9,354,071	4,366,336
Exchange difference	(6,573,497)	7,526,124
Deferred tax	2,213,355	(2,538,389)
Closing balance	4,993,929	9,354,071

29.5Commodity Price risk

The price risk of raw materials is associated with the Group’s operations, both exports and imports of crude oil, natural gas, and refined products. To mitigate this risk, the Group has implemented hedges to partially protect the results from price fluctuations, considering that part of the financial exposure under contracts for the purchase of crude oil and refined products depends on the international oil prices.

The risk of such exposure is partially hedged in a natural way, as an integrated Group (with operations in the exploration and production, transportation and logistics and refining segments) and carries out both crude exports at international market prices and sales of refined products at prices correlated with international prices.

The Group has a policy for the execution of (strategic and tactical) hedges and implemented processes, procedures, and controls for their management.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

The main purpose of the strategic hedging program is to protect the Group’s consolidated financial statements from the volatility of market variables in each period, to protect income and thus cash flow. During 2022, a hedging plan was executed to protect the cash against low price scenarios below the budget base price, in this sense, put options were purchased. There is not balance of these financial instruments as of September 30, 2023, and December 31, 2022.

On the other hand, tactical hedges allow to capture value in trading operations and Asset Backed Trading (ABT), thereby mitigating the market risk of specific operations. In the trading activity, commitments in physical spot and forward contracts could represent an exposure to commodity price risk, in particular the risk associated with the volatility of the price of crude oil and refined products. Although this exposure is part of the natural risk of the production, refining, and marketing activity made by Ecopetrol, sometimes marketing, to maximize value capture, can concentrate the exposure to risk in terms of time and/or or indicator that differs from the Company’s natural price risk profile.

As of the date of this report, Ecopetrol Business Group recognizes a total net asset position in swaps for $12,619 (December 2022: asset $41,316). These transactions with financial derivatives are recognized under cash flow hedge accounting.

29.6Risk and opportunities related to climate

The Ecopetrol Business Group made progress in the process of identifying and assessing physical and transition climate risks, considering short, medium, and long-term climate scenarios. Physical and transition risks are often seen as opposites. The greatest transition risks are associated with the most aggressive reduction policies, with the goal of reaching net zero emissions, while the physical risks are greater in the lax policy scenarios, in which the increase in emissions is expected to cause more extreme weather events. For this reason, the IEA (International Energy Agency), the IPCC (Intergovernmental Panel on Climate Change), and the SSP (Shared Socioeconomic Pathways) have developed multiple future climate scenarios that reflect a series of political decisions and climate outcomes.

●	Physical risks: related to the Company’s exposure and vulnerability to the impacts of climate change and climate variability in Colombia, which could affect the availability of water and increase the exposure of assets and operations to possible damage.
o	For the case of Ecopetrol S.A., the Company executed the analysis and the identification of seven (7) physical risks related to chronic threats (drought and thermal stress) and acute threats (precipitation, coastal flooding, fluvial flooding, fires, and winds) at 95 points associated with the company’s main assets. The modeling was carried out through Cervest’s EarthScan platform, using the following IPCC scenarios: (i) scenario aligned with the objective of the Paris Agreement (SSP1-RCP2.6), (ii) scenario peak emissions in 2040 (SSP2- RCP4.5), and (iii) business as usual scenario (SSP5- RCP8.5). EarthScan uses regional climate models with diverse data sets to analyze the physical vulnerability of assets, relative to the potential impact of climate hazards. The probability and severity of climatic events are estimated up to 2100.

In addition, there is a vulnerability analysis for climate variability scenarios associated with the “El Niño” phenomena and its opposite phase “La Niña”. The frequency and intensity of these phenomena have been increasing in Colombian territory.

●	Transition risk: related to the challenges that the company has identified to move towards a low-carbon, sustainable and competitive operation. The following are the identified risks:
o	Regulatory risk, associated with regulatory changes that may directly affect the Company in the short and medium term. Among the regulatory changes, the following can be highlighted: (i) new information requirements for the application or modification of current and future licenses (GHG emissions, vulnerability and climate risks analysis, adaptation measures, among others), of which Ecopetrol Business Group could not have the information available, (ii) new regulations for the detection and repair of leaks, flaring, and venting of gas, (iii) disclosure requirements on environmental and social matters by the Financial Superintendence of Colombia, (iv) new requirements for project verification, (v) greater limitations on the use of offsetting to meet decarbonization goals, among others.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

o	Legal risk, associated with the negative reactions and lawsuits against the climate action of Ecopetrol Business Group
o	Risk of assets trapped in the traditional business of hydrocarbon production, transportation, and refining, considering factors such as fuel demand prospects and asset profit horizons.
o	Market risk, related to the change in preferences in the use of low-carbon products in the long term, which implies a risk for the Company of not being able to meet market demand and of not advancing effectively in the development of these products and cost impact due to carbon price change.
o	Reputational risk, associated with the impossibility of responding in a timely way to the expectations and demand of investors and other interest groups to establish ambitious objectives regarding climate change, which would affect the image of the Company.
o	Technological risk, associated with the negative effects on the profitability of the business if there is no preparation and capacity to adapt to new technologies because of the transition process.

Ecopetrol S.A. defined a modeling exercise that prioritized market and regulatory risk, for the upstream segment, using the following analysis routes: (i) quantification of the impact on revenues derived from a changing demand for hydrocarbons, (ii) quantification of the impact in costs due to changes in carbon prices, and (iii) quantification of the financial repercussions derived from higher abatement costs associated with limitations on the use of offsets. The model used the International Energy Agency WEO 2022 scenarios: (i) Net Zero Emissions (NZE), (ii) Announced Pledges Scenario (APS), and (iii) Stated Policies Scenario (STEPS). The portfolio’s resilience was evaluated by comparing the net present value of future cash flows from the IEA scenarios with the net present value of Ecopetrol’s base case. In both cases, the hypotheses associated with the analysis routes were applied. The foregoing will be subject to review and assessment to establish the potential impact on the financial and strategic planning of the Company.

The opportunities derive from the analysis of risks associated with the climate, the review of the energy transition scenarios, the implementation of the decarbonization plan and the alignment with the 2040 strategy. Opportunities have been identified related to the diversification of the traditional business, the incorporation into the portfolio of sustainable and low-emission businesses, the diversification in energy power and infrastructure markets, and the strengthening of energy efficiency and renewable energies.

To mitigate the materialization of physical and transition risks, there is a business risk associated with the management of Climate Change and Water, which included Biodiversity in the recent updates of the risk map process. The risk that incorporates mitigation measures related to the management of GHG emissions, adaptation to climate variability and change, projects, initiatives, and decarbonization technologies, and financing instruments (internal carbon price, allocation of resources), among others, in addition to key risk indicators associated with the occurrence of extreme weather events, reduction of greenhouse gas emissions and efficiency in the water management. This business risk is updated annually, to include new actions that make it possible to adequately manage the risks associated with the climate.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

29.7Capital management

The main objective of Ecopetrol Business Group’s Capital Management is to ensure a financial structure that will optimize the Company’s cost of capital, maximize the returns to its shareholders and allow access to financial markets at a competitive cost to cover its financing needs.

The following is the leverage index over the periods reported:

	September 30,	December 31,
	2023	2022
	(Unaudited)
Loans and borrowings (Note 19)	109,728,676	115,134,839
Cash and cash equivalents (Note 6)	(12,070,744)	(15,401,058)
Other financial assets (Note 9)	(2,143,515)	(2,725,871)
Net financial debt	95,514,417	97,007,910
Equity	101,924,635	113,903,089
Leverage (1)	48.38%	45.99%

(1)Net financial debt / (Net financial debt + Equity)

30.Related parties

The balances with associated companies and joint ventures as of September 30, 2023 (unaudited), and December 31, 2022 are as follows:

	Accounts	Loans	Other	Accounts	Loans	Other
	receivable	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited	—	—	108	2,029	715,020	1,828
Ecodiesel Colombia S.A.	3,682	—	—	50,360	—	101
Interligação Elétrica do Madeira S.A.	42,226	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	11,034	38	—	—	—	—
Interligação Elétrica Paraguaçu S.A.	—	25	—	—	—	—
Interligação Elétrica Aimorés S.A.	—	25	—	—	—	—
Interligação Elétrica Ivaí S.A.	—	544	—	—	—	—
Derivex S.A.	—	335	—	—	—	—
Conexión Kimal Lo Aguirre S.A.	—	129,978	—	—	—	—
Associates
Gases del Caribe S.A. E.S.P.	78,617	—	—	—	—	—
Gas Natural del Oriente S.A. E.S.P.	4,735	—	—	6,343	—	—
Gases de la Guajira S.A. E.S.P.	879	—	—	—	—	—
Extrucol S.A.	721	—	—	753	—	—
E2 Energía Eficiente S.A. E.S.P.	10,029	—	—	62	—	—
Balance as of September 30, 2023 (unaudited)	151,923	130,945	108	59,547	715,020	1,929
Current	151,923	639	108	59,547	715,020	1,929
Non-current	—	130,306	—	—	—	—
	151,923	130,945	108	59,547	715,020	1,929
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Accounts	Loans	Other	Accounts	Loans	Other
	receivable	receivable	assets	payable	payable	liabilities
Joint ventures
Equion Energía Limited (1)	127	—	1,087	2,004	815,056	2,698
Ecodiesel Colombia S.A.	13,155	—	—	53,821	—	3
Interligação Elétrica do Madeira S.A.	89,505	—	—	—	—	—
Interligação Elétrica Garanhuns S.A.	—	40	—	—	—	—
Interligação Elétrica Ivaí S.A.	—	182	—	—	—	—
Derivex S.A.	—	335	—	—	—	—
Associates
Gas Natural del Oriente S.A. E.S.P.	—	—	—	7,048	—	—
Extrucol S.A.	2	—	—	854	—	—
E2 Energía Eficiente S.A. E.S.P.	7,397	—	—	4,152	—	—
Balance as of December 31, 2022	110,186	557	1,087	67,879	815,056	2,701
Current	110,186	222	1,087	67,879	815,056	2,701
Non-current	—	335	—	—	—	—
	110,186	557	1,087	67,879	815,056	2,701
	(Note 7)	(Note 7)	(Note 11)	(Note 20)	(Note 19)

Loans payable:

(1)	Deposits held by Equion in Ecopetrol Capital AG.

The main transactions with related parties for the periods ended September 30, are detailed as follows:

	2023		2022
		Purchases of		Purchases of
	Sales and	product and	Sales and	product and
	services	other	services	other

	(Unaudited)		(Unaudited)
Joint ventures
Equion Energía Limited	698	30,447	430	15,423
Ecodiesel Colombia S.A.	17,957	414,075	13,993	468,589
	18,655	444,522	14,423	484,012
Associates
Gas Natural del Oriente S.A. E.S.P.	—	28,906	—	26,783
Extrucol S.A.	—	—	10	2,222
E2 Energía Eficiente S.A. E.S.P.	12	2,932	65,137	2,202
Serviport S.A.	68,471	2,615	—	—
	68,483	34,453	65,147	31,207
	87,138	478,975	79,570	515,219

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.Segments information

The description of the business segments can be seen in note 4.20 of the consolidated financial statements December 31, 2022.

The following information by segments is reported based on the information used by the Board of Directors, as the highest body for making strategic and operational decisions of the business segments. The performance of the segments is based mainly on analyzes of income, costs, expenses, and results for the period generated by each segment, which are monitored periodically.

The information disclosed in each segment is presented net of the transactions carried out between the Group companies.

31.1Statement of profit or loss by segment

Below is the profit and loss statement by segment as of and for the periods ended September 30:

	Nine-month period ended September 30, 2023 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
Third party sales	38,868,330	57,737,777	2,221,686	10,609,111	(1,045,558)	108,391,346
Inter-segment sales	21,834,134	5,324,407	9,601,985	2,415	(36,762,941)	—
Revenue from contracts with customers	60,702,464	63,062,184	11,823,671	10,611,526	(37,808,499)	108,391,346
Costs of sales	(38,072,085)	(56,855,440)	(3,114,497)	(4,313,681)	37,484,530	(64,871,173)
Gross profit	22,630,379	6,206,744	8,709,174	6,297,845	(323,969)	43,520,173
Administration expenses	(1,738,102)	(566,870)	(434,408)	(869,242)	247,633	(3,360,989)
Operation and projects expenses	(2,751,048)	(1,050,847)	(276,718)	—	162,741	(3,915,872)
Impairment of non-current assets	—	(9,367)	—	(1,758)	—	(11,125)
Other operating income (expense)	9,806	(43,112)	7,438	(59,248)	(4,572)	(89,688)
Operating income	18,151,035	4,536,548	8,005,486	5,367,597	81,833	36,142,499
Financial results
Financial income	1,215,406	163,723	326,581	587,830	(508,769)	1,784,771
Financial expenses	(3,567,808)	(1,343,057)	(265,008)	(3,020,557)	425,975	(7,770,455)
Foreign exchange gain (loss)	1,411,085	509,358	(116,246)	1,961	—	1,806,158
	(941,317)	(669,976)	(54,673)	(2,430,766)	(82,794)	(4,179,526)

Share of profit of associates and joint ventures	22,277	198,549	—	385,506	—	606,332
Profit before income tax expense	17,231,995	4,065,121	7,950,813	3,322,337	(961)	32,569,305

Income tax expense	(8,394,481)	(10,686)	(2,692,004)	(379,701)	—	(11,476,872)
Net profit for the period	8,837,514	4,054,435	5,258,809	2,942,636	(961)	21,092,433

Net profit (loss) attributable to:
Owners of the parent	8,912,142	3,889,560	4,217,516	619,421	(961)	17,637,678
Non-controlling interest	(74,628)	164,875	1,041,293	2,323,215	—	3,454,755
	8,837,514	4,054,435	5,258,809	2,942,636	(961)	21,092,433

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Nine-month period ended September 30, 2022 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
Third party sales	47,423,709	60,987,163	1,995,275	9,578,562	(85,915)	119,898,794
Inter-segment sales	22,583,663	5,127,399	7,873,394	1,995	(35,586,451)	—
Revenue from contracts with customers	70,007,372	66,114,562	9,868,669	9,580,557	(35,672,366)	119,898,794
Costs of sales	(34,896,814)	(59,242,324)	(2,681,117)	(3,954,326)	35,316,340	(65,458,241)
Gross profit	35,110,558	6,872,238	7,187,552	5,626,231	(356,026)	54,440,553
Administration expenses	(1,537,478)	(487,623)	(339,903)	(754,149)	274,526	(2,844,627)
Operation and projects expenses	(1,871,806)	(866,722)	(225,224)	—	130,229	(2,833,523)
Impairment of non–current assets	—	(5,516)	—	—	—	(5,516)
Other operating expenses	(193,586)	(31,033)	(24,523)	(51,033)	(2,496)	(302,671)
Operating income	31,507,688	5,481,344	6,597,902	4,821,049	46,233	48,454,216
Financial results
Financial income	656,434	59,308	80,522	404,771	(313,637)	887,398
Financial expenses	(2,117,736)	(974,944)	(207,257)	(2,843,762)	267,822	(5,875,877)
Foreign exchange (loss) gain	(102,929)	(244,300)	(60,892)	30,594	—	(377,527)
	(1,564,231)	(1,159,936)	(187,627)	(2,408,397)	(45,815)	(5,366,006)
Share of profit of associates and joint ventures	8,741	171,348	(1,001)	477,592	—	656,680
Profit before income tax expense	29,952,198	4,492,756	6,409,274	2,890,244	418	43,744,890

Income tax expense	(10,809,210)	(2,664,643)	(2,276,607)	(463,605)	—	(16,214,065)
Net profit for the period	19,142,988	1,828,113	4,132,667	2,426,639	418	27,530,825

Net profit (loss) attributable to:
Owners of the parent	19,209,590	1,684,580	3,339,949	536,372	418	24,770,909
Non–controlling interest	(66,602)	143,533	792,718	1,890,267	—	2,759,916
	19,142,988	1,828,113	4,132,667	2,426,639	418	27,530,825

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

31.2Revenue from contracts with customers

	Revenue from contracts with customers - Segments
	Nine-month period ended September 30, 2023 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
National sales
Mid-distillates	—	24,580,708	—	—	(26,947)	24,553,761
Gasolines	—	21,298,912	—	—	(2,930,104)	18,368,808
Natural gas	4,246,019	—	—	—	(923,288)	3,322,731
Services	178,448	1,313,177	11,823,671	234,597	(10,931,198)	2,618,695
Electric power transmission services	—	—	—	2,010,717	—	2,010,717
Plastic and rubber	—	930,979	—	—	—	930,979
Fuel gas service	—	745,885	—	—	(7,064)	738,821
Asphalts	46,250	638,709	—	—	—	684,959
L.P.G. and propane	408,442	218,692	—	—	(13,591)	613,543
Roads and construction services	—	—	—	260,781	—	260,781
Polyethylene	—	234,107	—	—	513	234,620
Aromatics	—	228,180	—	—	—	228,180
Crude oil	20,772,440	—	—	—	(20,640,083)	132,357
Other products	32,716	2,805,840	—	—	(2,336,186)	502,370
	25,684,315	52,995,189	11,823,671	2,506,095	(37,807,948)	55,201,322
Foreign sales
Crude oil	35,357,848	1,521,291	—	—	—	36,879,139
Electric power transmission services	—	—	—	4,373,784	—	4,373,784
Construction services	—	—	—	3,510,948	—	3,510,948
Diesel	—	3,215,505	—	—	—	3,215,505
Fuel oil	—	3,047,606	—	—	—	3,047,606
Plastic and rubber	—	1,096,741	—	—	—	1,096,741
L.P.G. and propane	206,540	—	—	—	—	206,540
Gasolines	—	193,394	—	—	—	193,394
Natural gas	75,044	—	—	—	—	75,044
Cash flow hedging	(642,050)	(7,962)	—	—	—	(650,012)
Other products	20,767	1,000,420	—	220,699	(551)	1,241,335
	35,018,149	10,066,995	—	8,105,431	(551)	53,190,024
	60,702,464	63,062,184	11,823,671	10,611,526	(37,808,499)	108,391,346

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

	Sales by product - Segments
	Nine-month period ended September 30, 2022 (Unaudited)
				Concessions,
	Exploration			electricity
	and	Refining and	Transportation	transport
	Production	Petrochemicals	and Logistics	and roads	Eliminations	Total
National sales
Mid-distillates	—	28,049,021	—	—	(17,855)	28,031,166
Gasolines	—	23,859,630	—	—	(3,249,035)	20,610,595
Gas natural	3,783,528	—	—	—	(766,851)	3,016,677
Services	386,472	315,302	9,868,669	208,024	(8,135,332)	2,643,135
Electric power transmission services	—	—	—	1,934,461	—	1,934,461
Roads and construction services	—	—	—	255,736	—	255,736
Fuel gas service	—	627,753	—	—	(6,404)	621,349
Plastic and rubber	—	1,216,431	—	—	—	1,216,431
Asphalts	32,966	601,274	—	—	—	634,240
L.P.G. and propane	550,211	280,473	—	—	(23,449)	807,235
Crude oil	21,711,604	491,440	—	—	(21,988,457)	214,587
Polyethylene	—	220,975	—	—	—	220,975
Aromatics	—	242,045	—	—	—	242,045
Other products	19,395	1,837,450	—	—	(1,343,092)	513,753
	26,484,176	57,741,794	9,868,669	2,398,221	(35,530,475)	60,962,385
Foreign sales
Crude oil	43,996,345	92,147	—	—	(141,891)	43,946,601
Diesel	—	1,896,842	—	—	—	1,896,842
Electric power transmission services	—	—	—	3,750,829	—	3,750,829
Roads and construction services	—	—	—	3,209,685	—	3,209,685
Plastic and rubber	—	1,621,076	—	—	—	1,621,076
Gasolines	—	157,685	—	—	—	157,685
Fuel oil	—	3,628,416	—	—	—	3,628,416
Natural gas	189,665	—	—	—	—	189,665
L.P.G. and propane	242,581	—	—	—	—	242,581
Cash flow hedging	(932,542)	(35,992)	—	—	—	(968,534)
Other products	27,147	1,012,594	—	221,822	—	1,261,563
	43,523,196	8,372,768	—	7,182,336	(141,891)	58,936,409
	70,007,372	66,114,562	9,868,669	9,580,557	(35,672,366)	119,898,794

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

32.Relevant and/or subsequent events (unaudited)

The Ecopetrol Business Group opened a marketing company in the United States of America

The Ecopetrol Business Group has in operation a new marketing company abroad, this time in the United States of America. The main objective of the company is finding new customers and strengthening its commercial strategy in the North American market.

The trading company, created in 2022, is called Ecopetrol US Trading and is in Houston, Texas, a recognized city as one of the energy capitals of the World. From there, the Company will execute its commercial operations in the United States of America.

Ecopetrol US Trading’s marketing and operation strategy seeks to get closer and strengthen the relationship with customers, through a local support team that will facilitate fluid communication with customers and suppliers.

ISA bonds issuance

In November 2023, ISA issued bonds in the local market for COP$500,000 million of the fifteenth tranche of the Company’s internal public debt securities issuance and placement program. The placement was carried out through the Colombian Stock Exchange (BVC, acronym in Spanish), under the Dutch auction mechanism.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

33.Exhibit 1. Consolidated companies, associates, and joint ventures (Unaudited)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Subsidiaries
Refinería de Cartagena S.A.S.	U.S. Dollar	100%	Hydrocarbons refining, marketing and distribution	Colombia	Colombia	22,111,929	3,166,632	35,666,794	13,554,865
Cenit transporte y logística de hidrocarburos S.A.S.	Colombian peso	100%	Storage and transportation through hydrocarbon pipelines	Colombia	Colombia	15,668,591	4,272,019	17,685,907	2,017,316
Ecopetrol Global Energy S.L.U.	U.S. Dollar	100%	Investment vehicle	Spain	Spain	14,521,345	627,109	14,521,402	57
Oleoducto Central S.A. - Ocensa	U.S. Dollar	72.65%	Transportation through hydrocarbon pipelines	Colombia	Colombia	3,543,754	2,535,316	6,942,434	3,398,680
Hocol Petroleum Limited.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	4,235,448	468,018	4,235,622	174
Ecopetrol América LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	1,786,726	(11,115)	3,485,196	1,698,470
Hocol S.A.	U.S. Dollar	100%	Exploration, exploitation, and production of hydrocarbons	Cayman Islands	Colombia	3,708,388	452,663	5,733,699	2,025,311
Esenttia S.A.	U.S. Dollar	100%	Production and commercialization of polypropylene resin	Colombia	Colombia	2,540,932	189,181	3,259,229	718,297
Ecopetrol Capital AG	U.S. Dollar	100%	Collection of surpluses from, and providing funds to, companies of the Ecopetrol Business Group	Switzerland	Switzerland	2,800,207	117,164	10,141,763	7,341,556
Oleoducto Bicentenario de Colombia S.A.S.	Colombian peso	100%	Pipeline transportation of crude oil	Colombia	Colombia	1,241,660	286,583	2,102,165	860,505
Oleoducto de Colombia S. A. – ODC	Colombian peso	73%	Pipeline transportation of crude oil	Colombia	Colombia	341,913	330,828	825,712	483,799
Black Gold Re Ltd.	U.S. Dollar	100%	Reinsurer of Ecopetrol and its subsidiaries	Bermuda	Bermuda	1,106,135	64,340	1,567,127	460,992
Andean Chemicals Ltd.	U.S. Dollar	100%	Investment vehicle	Bermuda	Bermuda	1,866,627	128,129	1,869,764	3,137
Oleoducto de los Llanos Orientales S. A. - ODL	Colombian peso	65%	Pipeline transportation of crude oil	Panama	Colombia	791,478	525,398	1,357,814	566,336
Interconexión Eléctrica S.A. E.S.P.	Colombian peso	51.41%	-Provision of the public electricity transmission service - Development of infrastructure projects and their commercial exploitation and - Software development, Information technology and telecommunications activities and services	Colombia	Latin America	27,462,253	2,034,446	72,758,663	45,296,410

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit
	Functional	Interest		Country/	area of		(loss) for	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	the period	assets	liabilities
Inversiones de Gases de Colombia S.A. Invercolsa S.A.	Colombian peso	51.88%	Holding with investments in transportation and distribution companies of natural gas and LPG in Colombia	Colombia	Colombia	580,247	266,589	746,271	166,024
Alcanos de Colombia S.A. E.S.P. (1)	Colombian peso	29.61%	Provision of the home public service of fuel gas, the construction and operation of gas pipelines, distribution networks, regulation, measurement, and compression stations.	Colombia	Colombia	297,244	107,430	837,451	540,207
Metrogas de Colombia S.A E.S.P. (1)	Colombian peso	33.49%	Provision of the public service of commercialization and distribution of fuel gas; the exploration, exploitation, storage, use, transportation, refining, purchase, sale and distribution of hydrocarbons and their derivatives.	Colombia	Colombia	52,944	16,411	142,043	89,099
Gases del Oriente S.A. E.S.P. (1)	Colombian peso	48.50%	Provision of the home public service of fuel gas distribution and the development of all complementary activities to the provision of said service.	Colombia	Colombia	77,161	47,069	215,458	138,297
Promotora de Gases del Sur S.A. E.S.P. (1)	Colombian peso	31.44%	Promote the linking of national or foreign capital, public or private, to achieve the gas massification project.	Colombia	Colombia	44,835	30,035	91,343	46,508
Combustibles Líquidos de Colombia S.A E.S.P. (1)	Colombian peso	41.61%	Wholesale commercialization of fuel gas, the provision of the home public LPG distribution service and the development of complementary activities to the provision of said service.	Colombia	Colombia	61,606	1,198	82,341	20,735

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Ecopetrol USA Inc.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	12,379,433	744,326	12,388,513	9,080
Ecopetrol Permian LLC.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	United States of America	United States of America	8,649,795	752,321	11,197,337	2,547,542
Ecopetrol Oleo e Gas do Brasil Ltda.	Real	100%	Hydrocarbons exploration and exploitation	Brazil	Brazil	2,033,536	(116,742)	2,085,202	51,666
Esenttia Masterbatch Ltda.	Colombian peso	100%	Manufacture of polypropylene compounds and masterbatches	Colombia	Colombia	319,567	165,172	432,525	112,958
Ecopetrol del Perú S. A.	U.S. Dollar	100%	Hydrocarbons exploration and exploitation	Peru	Peru	62,325	2,084	65,277	2,952
ECP Hidrocarburos de México S.A. de C.V.	U.S. Dollar	100%	Offshore exploration	Mexico	Mexico	46,090	(1,649)	47,910	1,820
Ecopetrol Costa Afuera S.A.S.	Colombian peso	100%	Offshore exploration	Colombia	Colombia	13,146	182	13,330	184
Esenttia Resinas del Perú SAC	U.S. Dollar	100%	Commercialization polypropylene resins and masterbatches	Peru	Peru	15,846	1,204	37,948	22,102
Topili Servicios Administrativos S de RL De CV.	Mexican pesos	100%	Specialized management services	Mexico	Mexico	(162)	(182)	284	446
Kalixpan Servicios Técnicos S de RL De CV.	Mexican pesos	100%	Specialized services related to oil and gas industry	Mexico	Mexico	131	(48)	135	4
Ecopetrol US Trading LLC	U.S. Dollar	100%	International marketing of crude oil and refined products	United States of America	United States of America	—	—	—	—
Econova Technology & Innovation S.L.	U.S. Dollar	100%	Execution of activities related to science, technology, and innovation (ST&I) activities.	Spain	Spain	11	(3)	14	3
Ecopetrol Singapore PTE. LTD	Singapore dollar	100%	Holding company with investment in an international trading company for crude oil and refined products	Singapore	Asia	572,630	534,357	572,867	237
Ecopetrol Trading Asia PTE. LTD	Singapore dollar	100%	International marketing of crude oil and refined products	Singapore	Asia	572,434	534,411	4,223,623	3,651,189

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

		Ownership			Geographic		Profit (loss)
	Functional	Interest		Country/	area of		for the	Total	Total
Company	Currency	Ecopetrol	Activity	Domicile	operations	Net equity	period	assets	liabilities
Associates
Serviport S.A. (2)	Colombian peso	49%	Services to support the loading and unloading of oil trucks, supply of equipment for the same purpose, technical inspections, and load measurements	Colombia	Colombia	12,790	(3,176)	42,028	29,238
Sociedad Portuaria Olefinas y Derivados S.A. (3)	Colombian peso	50%	Construction, use, maintenance, adaptation and administration of port facilities, ports, private docks, or service to the general public	Colombia	Colombia	8,447	2,875	12,145	3,698
Joint ventures
Equion Energía Limited	U.S. Dollar	51%	Hydrocarbons exploration and exploitation	United Kingdom	Colombia	1,374,271	37,360	1,442,473	68,202
Ecodiesel Colombia S.A. (3)	Colombian peso	50%	Production, commercialization and distribution of biofuels and oleochemicals	Colombia	Colombia	157,092	42,131	253,058	95,966

(1)	Indirect participation through Inversiones de Gases de Colombia S.A. - Invercolsa S.A.
(2)	Information available as of June 30, 2023, the investment is totally impaired.
(3)	Information available as of August 31, 2023.

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

34.Exhibit 2. Consolidated companies, associates, and joint ventures – Interconexión Eléctrica S.A. E.S.P. (Unaudited)

			Ownership
		Country/	Interest
Company	Activity	Domicile	ISA	Assets	Liabilities	Equity	Profit (loss)
Subsidiaries
Consorcio Transmantaro	Electric power	Peru	60.00%	8,182,331	6,310,996	1,871,335	213,401
Interligação Eléctrica Evrecy	Electric power	Brazil	35.82%	304,403	26,263	278,140	(11,169)
Fundo de Investimento Assis	Trust - Special Purpose Entity	Brazil	35.82%	46,655	—	46,655	588
Fundo de Investimento Barra Bonita Renda Fixa Referenciado	Trust - Special Purpose Entity	Brazil	35.00%	4,082	—	4,082	401
Fundo de Investimento Referenciado di Bandeirantes	Trust - Special Purpose Entity	Brazil	13.64%	142,791	—	142,791	8,985
Fundo de Investimento Xavantes Referenciado di	Trust - Special Purpose Entity	Brazil	14.20%	453,128	—	453,128	11,569
Interconexiones Viales	Roads	Chile	65.00%	132	803	(671)	(4,416)
Interligação Elétrica Aguapeí	Electric power	Brazil	35.82%	639,101	45,680	593,421	46,521
Interligação Elétrica Biguaçu	Electric power	Brazil	35.82%	463,846	57,239	406,607	36,744
Interligação Elétrica De Minas Gerais	Electric power	Brazil	35.82%	460,365	41,256	419,109	3,236
Interligação Elétrica Itapura	Electric power	Brazil	35.82%	173,388	12,376	161,012	11,289
Interligação Elétrica Itaquerê	Electric power	Brazil	35.82%	579,199	59,094	520,105	40,230
Interligação Elétrica Itaúnes	Electric power	Brazil	35.82%	491,096	36,683	454,413	11,644
Interligação Elétrica Norte E Nordeste	Electric power	Brazil	35.82%	468,165	132,894	335,271	23,813
Interligação Elétrica Pinheiros	Electric power	Brazil	35.82%	62,896	6,618	56,278	6,110
Interligação Elétrica Riacho Grande	Electric power	Brazil	35.82%	105,765	29,098	76,667	1,270
Interligação Elétrica Serra Do Japi	Electric power	Brazil	35.82%	418,725	28,635	390,090	27,634
Interligação Elétrica Sul	Electric power	Brazil	35.82%	231,935	26,480	205,455	13,273
Interligação Elétrica Tibagi	Electric power	Brazil	35.82%	251,998	25,105	226,893	17,549
Internexa	Information and communications technologies	Colombia	99.50%	518,004	425,656	92,348	(22,236)
Transamerican Telecomunication S.A.	Information and communications technologies	Argentina	99.50%	38,333	20,912	17,421	(1,108)
Internexa Brasil Operadora de Telecomunicações	Information and communications technologies	Brazil	99.50%	203,365	191,632	11,733	(15,501)
Internexa Chile	Information and communications technologies	Chile	98.50%	72,496	53,656	18,840	(14,290)
Interligação Elétrica JAGUAR 6 S.A.	Electric power	Brazil	35.82%	225,550	12,330	213,220	10,348
Interligação Elétrica JAGUAR 8 S.A.	Electric power	Brazil	35.82%	121,085	8,857	112,228	4,899
Interligação Elétrica JAGUAR 9 S.A.	Electric power	Brazil	35.82%	423,079	31,613	391,466	28,979

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

			Ownership
		Country/	Interest
Company	Activity	Domicile	ISA	Assets	Liabilities	Equity	Profit (loss)
Internexa Participações	Investment vehicle	Brazil	99.50%	10,166	1,324	8,842	(13,624)
Internexa Peru	Information and communications technologies	Peru	99.50%	303,563	256,660	46,903	4,816
ISA Bolivia	Electric power	Bolivia	100.00%	125,783	8,105	117,678	5,059
ISA Capital Do Brasil	Investment vehicle	Brazil	100.00%	5,564,972	559	5,564,413	522,802
ISA CTEEP	Electric power	Brazil	35.82%	28,788,164	13,338,881	15,449,283	1,457,418
ISA Interchile	Electric power	Chile	100.00%	6,517,095	5,203,405	1,313,690	13,841
ISA Intercolombia	Electric power	Colombia	100.00%	417,663	304,644	113,019	25,126
ISA Intervial Chile	Roads	Chile	100.00%	4,708,532	717,645	3,990,887	323,463
ISA Intervial Colombia	Roads	Colombia	100.00%	620	—	620	33
ISA Inversiones Chile SpA	Investment vehicle	Chile	100.00%	1,980,090	215,605	1,764,485	68,356
ISA Inversiones Chile Vias SpA	Investment vehicle	Chile	100.00%	4,078,002	165	4,077,837	324,149
ISA Inversiones Costera Chile	Investment vehicle	Chile	100.00%	609,354	815,968	(206,614)	(45,778)
ISA Inversiones Tolten	Investment vehicle	Chile	100.00%	34	—	34	(2)
ISA Investimentos E Participações	Investment vehicle	Brazil	100.00%	1,081,679	105	1,081,574	59,341
ISA Perú	Electric power	Peru	99.98%	1,005,540	821,725	183,815	24,533
ISA REP	Electric power	Peru	60.00%	1,960,767	1,507,293	453,474	149,484
ISA Transelca	Electric power	Colombia	100.00%	1,809,039	919,491	889,548	107,111
Linear Systems RE	Other businesses	Bermudas	100.00%	119,758	84,330	35,428	3,689
Proyectos de Infraestructura del Perú	Electric power	Peru	100.00%	34,700	12,533	22,167	9,706
Ruta Costera	Roads	Colombia	100.00%	2,601,976	2,431,341	170,635	(7,247)
Ruta de La Araucanía	Roads	Chile	100.00%	899,448	458,278	441,170	42,486
Ruta de Los Ríos	Roads	Chile	75.00%	332,927	240,274	92,653	25,029
Ruta del Bosque	Roads	Chile	100.00%	29,924	4,082	25,842	(18,387)
Ruta del Loa	Roads	Chile	100.00%	1,232,237	897,639	334,598	35,711
Ruta del Maipo	Roads	Chile	100.00%	8,148,692	5,428,644	2,720,048	257,527
Ruta del Maule	Roads	Chile	100.00%	8,674	2,803	5,871	267
Sistemas Inteligentes en Red	Other businesses	Colombia	99.77%	20,803	9,753	11,050	1,850
XM	Electric power	Colombia	99.73%	367,977	311,517	56,460	10,706

Ecopetrol S.A.

Notes to consolidated condensed interim financial statements

September 30, 2023

(Figures expressed in millions of Colombian pesos, unless otherwise stated)

			Ownership
		Country/	Interest
Company	Activity	Domicile	ISA	Assets	Liabilities	Equity	Profit (loss)
Joint ventures
Interligação Elétrica do Madeira	Energy transport	Brazil	51.00%	6,286,123	2,821,217	3,464,906	230,072
Interligação Elétrica Garanhuns	Energy transport	Brazil	51.00%	1,334,544	382,140	952,404	63,862
Interligação Elétrica Paraguaçu	Energy transport	Brazil	50.00%	1,508,843	498,283	1,010,560	74,685
Interligação Elétrica Aimorés	Energy transport	Brazil	50.00%	954,447	334,667	619,780	48,236
Interligação Elétrica Ivaí	Energy transport	Brazil	50.00%	3,999,502	3,084,164	915,338	171,733
Transmissora Aliança de Energia Elétrica	Energy transport	Brazil	14.88%	14,578,138	8,769,989	5,808,149	472,045
Interconexión Eléctrica Colombia Panamá-Panamá	Energy transport	Panama	50.00%	21,860	3,084	18,776	(15,856)
Interconexión Eléctrica Colombia Panamá Colombia	Energy transport	Colombia	1.17%	266	1	265	(2)
Transnexa	Telecommunications transport	Ecuador	50.00%	—	—	—	—
Derivex	Manage the negotiation system of operations on derivative financial instruments of electrical energy	Colombia	40.46%	447	—	447	(402)
Parques del Río	Roads	Colombia	33.00%	89	3	86	(30)
Conexión Kimal Lo Aguirre S.A.	Energy transport	Chile	33.33%	721,017	263,565	457,452	4,158
Associates
ATP Tower Holdings	Telecommunications transport	United States of America	24.70%	4,265,203	2,576,809	1,688,394	(19,164)